Exhibit 2.1

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

ASSET PURCHASE AGREEMENT
by and between
AG ACQUISITION CORPORATION
and
LOGITECH EUROPE S.A.
Dated as of July 10, 2017

TABLE OF CONTENTS

Article I Purchase of Assets and Assumption of Liabilities

1.1	Sale and Transfer of Assets

1.2	Excluded Assets

1.3	Assumed Liabilities

1.4	Liabilities Not Assumed

1.5	Transfer of Acquired Assets and Assumed Liabilities

1.6	Further Assurances; Further Conveyances and Assumptions; Consent of Third Parties

1.7	Shared Contracts

1.8	Transfer of Acquired Assets; Risk of Loss

1.9	Seller Excluded Technology

1.10	Intercompany Liabilities
Article II Closing

2.1	Closing

2.2	Payment of Purchase Price; Instruments of Conveyance and Transfer

2.3	Buyer Group
Article III Purchase Price

3.1	Purchase Price

3.2	Allocations; Transfer Taxes

3.3	Withholding
Article IV Representations and Warranties of Seller

4.1	Organization, Power

4.2	Due Authorization

4.3	No Conflict

4.4	Consents and Approvals

4.5	Financial Information

4.6	Absence of Changes

4.7	Business Inventory and Orders

4.8	Contracts

4.9	Properties

4.10	Intellectual Property

4.11	Privacy and Security

4.12	Tax Matters

4.13	Litigation

4.14	Employees; Contractors

4.15	Employee and Labor Relations

4.16	Employee Plans

4.17	Environmental Matters

4.18	Title; Entire Business; Sufficiency

4.19	Compliance with Law

4.20	Customers and Suppliers

4.21	Brokers

4.22	Affiliate Transactions

4.23	Business Practices

4.24	Export Control Laws

4.25	Insurance

4.26	Warranties

4.27	Books and Records

4.28	Solvency; Fair Consideration; No Fraudulent Conveyance

4.29	Disclaimer of Other Representations or Warranties
Article V Representations and Warranties of Buyer

5.1	Organization, Power, Standing

5.2	Due Authorization

5.3	No Conflict

5.4	Consents; Approvals

5.5	Litigation

5.6	Sufficient Funds

5.7	Brokers

5.8	Disclaimer of Reliance on Other Representations and Warranties
Article VI certain IP Matters

6.1	Covenant from Seller

6.2	Covenant from Buyer

6.3	Excluded Patents

6.4	A38 Technology
Article VII Covenants

7.1	Access to Information

7.2	Conduct of Business

7.3	No Negotiation or Solicitation

7.4	Regulatory Filings; Reasonable Best Efforts

7.5	Notification of Certain Events

7.6	Employees

7.7	Tax Matters

7.8	Preparation and Delivery of Financial Statements

7.9	Record Retention

7.10	Destruction of Materials

7.11	Bulk Sales

7.12	Publicity

7.13	Payments

7.14	Additional Transferred Contracts

7.15	Asset Schedule Updates

7.16	Parent Guarantees
Article VIII Confidentiality and Non-competition

8.1	Confidentiality

8.2	Non-Competition

8.3	Non-Solicit

8.4	Reasonable Restraint

8.5	Severability; Reformation

8.6	Independent Covenant

8.7	Materiality

Article IX Conditions Precedent to Closing

9.1	Conditions Precedent to Obligations of Buyer and Seller

9.2	Conditions Precedent to the Obligations of Buyer

9.3	Conditions Precedent to the Obligations of Seller
Article X Indemnification; Survival

10.1	Survival and Expiration of Representations, Warranties, Covenants and Agreements

10.2	Indemnification by Seller

10.3	Indemnification by Buyer

10.4	Limitation on Indemnification

10.5	Losses

10.6	Termination of Indemnification

10.7	Procedures Relating to Indemnification

10.8	Escrow

10.9	Exclusive Remedies

10.10	Purchase Price Adjustment
Article XI Termination of Agreement

11.1	Termination

11.2	Effect of Termination
Article XII Miscellaneous

12.1	Expenses

12.2	Governing Law

12.3	Enforcement

12.4	Attorneys’ Fees

12.5	Waiver

12.6	Notices

12.7	Assignment

12.8	No Third-Party Beneficiaries

12.9	Amendments

12.10	Interpretation, Exhibits and Schedules

12.11	Entire Agreement

12.12	Severability

12.13	Mutual Drafting

12.14	Counterparts

12.15	Attorney-Client Privilege

12.16	Waiver of Jury Trial

ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 10, 2017 by and between AG Acquisition Corporation, a Delaware corporation (“Seller”), and Logitech Europe S.A., a company incorporated under the laws of Switzerland (“Buyer”). Terms used but not defined in this Agreement have the meanings ascribed thereto in Annex A.
RECITALS
A.    Seller, directly and through the other members of the Seller Group (as defined below), is engaged in, among other things, the Business (as defined below).
B.    Seller desires to sell and transfer to Buyer, and Buyer desires to acquire from Seller, the Business, and, in furtherance thereof, Seller will sell and assign, and will cause the other members of the Seller Group to sell and assign, to Buyer, and Buyer will purchase and assume, and will cause the other members of the Buyer Group to purchase and assume, from the Seller Group, the Acquired Assets and the Assumed Liabilities (each as defined below), upon the terms and subject to the conditions specified in this Agreement.
C.    Buyer (for itself and on behalf of the other members of the Buyer Group) and Seller (for itself and on behalf of the other members of the Seller Group) desire to enter into IP Assignment Agreements, an Assignment and Assumption Agreement, a Bill of Sale, Lease Assignment, Local Asset Transfer Agreements and a Transition Services Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICAL I
PURCHASE OF ASSETS AND ASSUMPTION OF LIABILITIES
1.1Sale and Transfer of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall (and, where applicable, shall cause the other members of the Seller Group to) sell, transfer, assign, convey and deliver to the Buyer Group, and Buyer shall (and, where applicable, shall cause the other members of the Buyer Group to) purchase, acquire and accept from the Seller Group, all of the Seller Group’s right, title and interest in, to and under all the following, except for the Excluded Assets (collectively, the “Acquired Assets”), free and clear of all Liens:
(a)all Inventory of the Business as of the Closing (the “Business Inventory”);
(b)all rights of the Seller Group under the lease of the Business Leasehold Property set forth on Schedule 1.1(b) (“Transferred Lease Agreement”);
(c)all rights the Seller Group under all Transferred Contracts;
(d)all rights of the Seller Group under all Governmental Authorizations and all pending applications therefor or renewals thereof related to the Business and set forth on Schedule 1.1(d) (the “Business Governmental Authorizations”);
(e)all Transferred Technology;

(f)all Transferred Intellectual Property Rights;
(g)all other intangible rights and property, including going concern value and goodwill, of the Business;
(h)copies of the Books and Records;
(i)all claims, demands, deposits, refunds, rebates, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment with respect to the Acquired Assets and the Assumed Liabilities (but not with respect to the Excluded Assets or any Excluded Liabilities) including, without limitation, all (x) rights under or pursuant to all warranties, rights to indemnities and guarantees made by third parties in connection with the Acquired Assets; (y) proceeds from insurance policies that relate to the Acquired Assets or the Assumed Liabilities; and (z) claims for infringement of the Transferred Intellectual Property Rights against third parties whether arising prior to, on or after the Closing Date;
(j)all prepaid charges, expenses, and fees (“Prepaid Assets”) with respect to any Acquired Assets or obligations of the Business included in the Assumed Liabilities (but not with respect to any Excluded Liabilities); and
(k)all assets set forth on Schedule 1.1(k); and
(l)all other Tangible Property of the Business set forth on Schedule 1.1(l) (the “Business Tangible Property”).
1.2Excluded Assets.  Notwithstanding anything to the contrary contained in Section 1.1 or elsewhere in this Agreement, the following assets of the Seller Group (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Acquired Assets and shall remain the property of the Seller Group after the Closing:
(a)all properties, rights and assets of the Seller Group reflected on Schedule 1.2(a);
(b)all cash and cash equivalents and bank accounts of the Seller Group;
(c)any equity interests in any member of the Seller Group or any other entity;
(d)the Infrastructure Assets;
(e)the Seller Excluded Technology;
(f)the Retained Technology;
(g)all right, title or interest of Seller in and to any Real Property (including Business Leasehold Property), other than the Transferred Lease Agreement;
(h)all books and records relating to the Taxes and Tax Returns of any member of the Seller Group (except that Buyer shall be entitled upon reasonable request to copies of any non-income Tax Returns related solely to the Business or the Acquired Assets) and all rights relating to refunds, credits or recoupment of Taxes to the extent such Taxes are Excluded Liabilities and were paid by any member of the Seller Group;
(i)the original Books and Records;

(j)all Accounts Receivable generated prior to the Closing;
(k)all rights of Seller and the other members of the Seller Group under this Agreement and the other Transaction Documents;
(l)except as otherwise provided in this Agreement, all Books and Records and other information prepared by Seller or the other members of the Seller Group in connection with the Transactions; and
(m)all actions, claims, causes of action, rights of recovery, choses in action and rights of set-off of any kind arising before, on or after the Closing relating to the items set forth above in this Section 1.2 or to any Excluded Liabilities.
1.3Assumed Liabilities.  Subject to the terms and conditions set forth in this Agreement, at the Closing, Buyer shall assume (or cause another member of the Buyer Group to assume) and thereafter pay, perform and discharge (or cause another member of the Buyer Group to pay, perform or discharge) when due, only (collectively, the “Assumed Liabilities”):
(a)the executory Liabilities under the Transferred Contracts and the Transferred Lease Agreement (in each case, to the extent assigned and transferred to Buyer or another member of the Buyer Group on the Closing Date or such later date pursuant to Section 1.6) that arise from events and circumstances occurring after the Closing, other than Liabilities under Transferred Contracts that are Excluded Liabilities under Section 1.4(a);
(b) the Liabilities under the Transferred Contracts (in each case, to the extent assigned and transferred to Buyer or another member of the Buyer Group on the Closing Date or such later date pursuant to Section 1.6) that are set forth on Schedule 1.3(b) (the “Uninvoiced Obligations”);
(c)the product warranty Liabilities of the Business in respect of the Business Products sold prior to the Closing pursuant to Seller’s warranty policies set forth on Section 4.26(a) of the Disclosure Letter (the “Warranty Obligations”);
(d)the product return Liabilities of the Business in respect of the Business Products sold prior to the Closing pursuant to Seller’s product return policies set forth on Section 4.26(a) of the Disclosure Letter (the “Return Obligations”);
(e)Liabilities arising from actions of customer service personnel to the extent they arise out of the operation of the Business after the Closing with respect to Business Products sold prior to the Closing (the “Service Obligations”);
(f)all Liabilities for (i) Taxes with respect to the ownership, possession or use of the Acquired Assets or the conduct of the Business after the Closing, (ii) any Straddle Period Taxes allocated to Buyer pursuant to this Agreement, and (iii) any Transfer Taxes allocated to Buyer pursuant to this Agreement; and
(g)all Liabilities to the extent arising from the operation or conduct of the Business after the Closing (but excluding any Excluded Liabilities);
provided that, the assumption by Buyer (or another member of the Buyer Group) of any Assumed Liability shall not prevent or limit any Buyer Indemnified Person’s rights or remedies pursuant to this Agreement

(including, without limitation, pursuant to Section 10.2 or with respect to Fraud or Intentional Misrepresentation).
1.4Liabilities Not Assumed.  Other than the Assumed Liabilities, the Buyer Group shall not assume or otherwise be responsible for any other Liabilities of Seller or any of its Affiliates (including any predecessor of Seller or its Affiliates or any prior owner of all or part of their respective businesses and assets) of whatever nature, whether presently in existence or arising hereafter (collectively, the “Excluded Liabilities”). Seller shall be responsible for the Excluded Liabilities, which shall be paid, performed and discharged by Seller or its Affiliates. Without limiting the foregoing, Excluded Liabilities means every Liability of Seller or any of its Affiliates other than Assumed Liabilities, including:
(a)all Liabilities (other than the Warranty Obligations, the Return Obligations the Service Obligations and Uninvoiced Obligations) related to any Transferred Contract or the Transferred Lease Agreement arising from events and circumstances occurring on or prior to the Closing (including, in each case, Liabilities arising from any breach, default or violation of Seller or any other member of the Seller Group of any Transferred Contract or the Transferred Lease Agreement occurring on or prior to the Closing Date);
(b)all Liabilities related to the Business Employees incurred, or arising from, events and circumstances occurring, on or prior to the Closing;
(c)all Indebtedness of the Seller Group, whether or not related to the Acquired Assets;
(d)all Liabilities arising from the operation of the Business or the ownership of the Acquired Assets on or prior to Closing (other than the Warranty Obligations, the Return Obligations, the Service Obligations, and the Uninvoiced Obligations), including (i) all Liabilities for the infringement or misappropriation of a third party’s Intellectual Property Rights and (ii) all Liabilities arising from product liability claims arising prior to the Closing;
(e)the Accounts Payable of the Business generated prior to the Closing;
(f)all Liabilities related to employees of Seller and its Affiliates who are Non-Business Employees;
(g)all Third Party Expenses of the Seller Group;
(h)all Liabilities for (i) Taxes with respect to the ownership, possession or use of the Acquired Assets or the conduct of the Business prior to the Closing, (ii) any Straddle Period Taxes allocated to Seller pursuant to this Agreement, and (iii) any Transfer Taxes allocated to Seller pursuant to this Agreement;
(i)all Seller Retained Environmental Liabilities; and
(j)all of the Liabilities set forth on Schedule 1.4(j).
1.5Transfer of Acquired Assets and Assumed Liabilities.  The Acquired Assets shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Acquired Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements shall include, in addition to one or more Bills of Sale and Assignment and Assumption Agreements, local asset transfer agreements for each jurisdiction outside of the United States in which Acquired Assets or Assumed Liabilities are located, in form and substance mutually satisfactory to Buyer and Seller (the “Local Asset Transfer Agreements”), which shall be executed no later than at or as of the Closing by Seller and/or one or more other members of the Seller Group, as appropriate, and Buyer and/or one or more members of the Buyer Group, as appropriate. The Transferred Lease Agreement shall be assigned through the Lease Assignment.
1.6Further Assurances; Further Conveyances and Assumptions; Consent of Third Parties.
(a)From time to time following the Closing, Seller and Buyer shall, and shall cause the other members of the Seller Group and the Buyer Group, respectively, to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to fully and effectively transfer, assign and convey to the Buyer Group and its members’ respective successors or permitted assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to the Buyer Group under this Agreement and to fully and effectively transfer, assign and convey to the Buyer Group and its members’ respective successors and permitted assigns, the Assumed Liabilities intended to be assumed by the Buyer Group under this Agreement, and to otherwise make effective the transactions contemplated hereby and to confirm the Buyer Group’s right, title or interest in the Acquired Assets, to put the Buyer Group in actual possession and operating control thereof and to assist the Buyer Group in exercising all rights with respect thereto, including (i) transferring and/or delivering back to the Seller Group any asset or Liability not contemplated by this Agreement to be an Acquired Asset or an Assumed Liability, respectively, which asset or Liability was transferred and/or delivered to the Buyer Group at Closing and (ii) transferring and/or delivering to the Buyer Group any asset or Liability contemplated by this Agreement to be an Acquired Asset or an Assumed Liability, respectively, which was not transferred and/or delivered to the Buyer Group at Closing.
(b)Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to sell, transfer, assign, convey or deliver any asset, property or right to any member of the Buyer Group or for any member of the Buyer Group and its successors and permitted assigns to assume any Assumed Liability which by its terms or by Law is not transferable or is non-assignable, as applicable, without the consent or waiver of a third party or is cancelable by a third party in the event of such a transfer or assignment without the consent or waiver of such third party, in each case unless and until such consent or waiver shall have been obtained (collectively, “Non-Assignable Assets”).
(c)Buyer and Seller shall, and shall cause the other members of the Buyer Group and Seller Group, respectively, to, use its and their commercially reasonable efforts to obtain, or to cause to be obtained, any consent or waiver that is required for the Seller Group to sell, transfer, assign, convey and deliver the Acquired Assets to the Buyer Group pursuant to this Agreement or to novate all obligations under any and all Liabilities that constitute Assumed Liabilities (or to obtain in writing the unconditional release of the Seller Group so that, in any case, the Buyer Group shall, effective as of the Closing, be solely responsible for the Assumed Liabilities); provided that in connection with the foregoing neither party shall be required to (i) pay or agree to pay any amounts or other consideration, (ii) agree to the imposition of any limitation or obligation on its business or operations, (iii) provide or agree to provide any additional security (including a guaranty), or (iv) agree to any modifications of existing Contracts or the entry into any new Contracts; further provided that, notwithstanding the foregoing, the assumption by Buyer (or another member of the Buyer Group) of any Assumed Liability shall not prevent or limit any Buyer Indemnified Person’s rights or remedies pursuant to this Agreement (including, without limitation, pursuant to Section 10.2 or with respect to Fraud or Intentional Misrepresentation).

(d)To the extent permitted by applicable Law, in the event any such consent or waiver cannot be obtained prior to Closing, (i) the Non-Assignable Assets subject thereto and affected thereby shall be held, as of and from the Closing, by Seller in trust for the benefit of Buyer, and all benefits and obligations, including , for the avoidance of doubt, any Tax liabilities attributable to Buyer’s beneficial ownership of the Non-Assignable Assets hereunder, (ii) Buyer shall pay, perform or otherwise discharge (in accordance with the respective terms and subject to the respective conditions thereof, and in the name of Seller) all of the covenants and obligations of Seller incurred after the Closing with respect to such Non-Assignable Asset (other than liabilities or obligations that arise from a breach, default or violation by Seller or another member of the Seller Group under the terms of any Contract constituting a Non-Assignable Asset that occurs prior to the Closing), (iii) Seller shall take or cause to be taken, at Buyer’s expense, such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of such Non-Assignable Assets and to effect the collection of money or other consideration that becomes due and payable under such Non-Assignable Assets, and promptly pay over to Buyer all money or other consideration received by it in respect of such Non-Assignable Assets, and (iv) Buyer and Seller shall, at Buyer’s expense, mutually cooperate to provide any other alternative arrangements as may be reasonably required to implement the purposes of this Agreement and the other Transaction Documents.
(e)As of and from the Closing Date, Seller authorizes (and shall cause each other member of the Seller Group to authorize) Buyer (and, to the extent applicable, the other members of the Buyer Group), to the extent permitted by applicable Law and the terms of the Non-Assignable Assets, at Buyer’s expense, to perform all the obligations and receive all the benefits of the Seller Group under the Non-Assignable Assets.
(f)From time to time after the Closing, Seller shall (and shall cause each other member of the Seller Group to) execute and deliver such other instruments of transfer and documents related thereto and take such other action as Buyer may reasonably request in order to more effectively transfer to Buyer and the other members of the Buyer Group, and to place Buyer and the other members of the Buyer Group in possession and control of, the Acquired Assets, or to enable Buyer and the other members of the Buyer Group to exercise and enjoy all rights and benefits of the Seller Group with respect thereto. Buyer shall take such actions as Seller may reasonably request in order to assure the Buyer Group’s assumption of the Assumed Liabilities.
1.7Shared Contracts.
(a)Schedule 1.7(a)(i) sets forth a list of all Shared Contracts, indicating which of such Shared Contracts may be assigned in part, pursuant to its terms, without the consent of the counterparty thereto or other conditions, including the payment of a transfer or other fee (the “Assignable Shared Contracts”). Schedule 1.7(a)(ii) sets forth a list of all Assignable Shared Contracts that Buyer desires to assume in part. Each Assignable Shared Contract set forth on Schedule 1.7(a)(ii) shall thereafter be deemed to be a Transferred Contract hereunder (but solely to the extent of the rights and obligations actually assigned to, and assumed by, Buyer or another member of the Buyer Group) and Seller shall, or shall cause another member of the Seller Group, as applicable, to, partially assign to Buyer or another member of the Buyer Group as of the Closing such Contract in accordance with its terms.
(b)Schedule 1.7(b) sets forth a list of each Shared Contract identified on Schedule 1.7(a)(i) that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”) and that Buyer desires to assume in part. Each party shall use its commercially reasonable efforts prior to the Closing Date to cause the counterparty to each such Non-Assignable Shared Contract to consent to the partial assignment of such Non-Assignable Shared Contract to Buyer or another member of the Buyer Group, or to otherwise enter into a new Contract with Buyer or another member of the Buyer Group on substantially the same terms as exist under the applicable Shared Contract, in each case as of the Closing. Each such Non-Assignable Shared Contract for which the parties have received consent to the partial assignment shall thereafter be deemed to be a Transferred Contract hereunder (but solely to the extent of the rights and obligations actually assigned to, and assumed by Buyer or another member of the Buyer Group) and Seller shall, or shall cause another member of the Seller Group, as applicable, to, partially assign to Buyer or another member of the Buyer Group as of the Closing such Contract in accordance with its terms. Seller shall not, and shall not permit any other member of the Seller Group to, take any action to terminate prior to its expiration any Non-Assignable Shared Contract that is a Material Contract and which has been identified by Buyer on Schedule 1.7(b), or take any action or fail to take any action that would permit the other party to any such Non-Assignable Shared Contract to terminate prior to its expiration such Shared Contract, in each case, prior to the date that is twelve (12) months after the Closing Date. Notwithstanding the foregoing, Seller shall not be required to partially assign to Buyer or any other member of the Buyer Group at Closing any of the Non-Assignable Shared Contracts for which consent has not been obtained.
(c)With respect to each Non-Assignable Shared Contract for which the arrangements described in Section 1.7(b) could not be entered into prior to the Closing Date, Seller and Buyer each agrees to continue to use its commercially reasonable efforts from and after the Closing Date to cause the counterparty to each such Non-Assignable Shared Contract to consent to the partial assignment of such Non-Assignable Shared Contract to a member of the Buyer Group, or to otherwise enter into a new Contract with a member of the Buyer Group on substantially the same terms as exist under the applicable Shared Contract (which obligations to use commercially reasonable efforts shall end on the earlier to occur of the fifteen (15) month anniversary of the Closing Date or when the applicable Shared Contract expires by its terms). Subject to the other terms of this Section 1.7(c), until any such consent or new Contract is obtained, Seller and Buyer will use their respective commercially reasonable efforts to cooperate, in any lawful and reasonable arrangement, to the extent such cooperation would not result in a breach of the terms of such Non-Assignable Shared Contract, and is not prohibited under applicable Law, which will provide the Buyer Group the benefits and obligations of any such Non-Assignable Shared Contract to the extent relating to the Business, including subcontracting, licensing, sublicensing, leasing or subleasing to the Buyer Group any or all of the Seller Group’s rights and obligations with respect to such Non-Assignable Shared Contract to the extent relating to the Business. In any such arrangement, Buyer will (i) bear the sole responsibility for completion of the work or provision of goods and services, (ii) be solely entitled to all benefits thereof, economic or otherwise and shall, for the avoidance of doubt, bear all Tax liabilities attributable to Buyer’s beneficial interests in such Non-Assignable Shared Contracts hereunder, (iii) be solely responsible for any warranty or breach thereof, any repurchase, indemnity and service obligations thereof, and (iv) promptly reimburse the reasonable costs and expenses of Seller and its Affiliates related thereto; provided, however, that Buyer’s obligations under clauses (i) through (iv) shall be limited to that portion of such Non-Assignable Shared Contract that Buyer has identified on Section 1.7(b). If and when such consents or approvals are obtained or such other required actions have been taken, the partial assignment of such Non-Assignable Shared Contract will be effected in accordance with the terms of this Agreement.
(d)Notwithstanding anything to the contrary in this Section 1.7, the parties may mutually agree to alternative procedures to those required by this Section 1.7 for effecting the partial assignment of the Assignable Shared Contracts and the Non-Assignable Shared Contracts identified in Schedule 1.7(a)(ii) and Schedule 1.7 (b), respectively, to Buyer.

1.8Transfer of Acquired Assets; Risk of Loss.

(a)Seller will, at Seller’s cost and expense, prepare for the removal and relocation of any Business Tangible Property located at the facilities set forth on Section 1.8(a)(i) of the Disclosure Letter, which are currently occupied by Seller or any other member of the Seller Group and which facilities are not to be purchased, assigned, subleased, transferred to or otherwise occupied by the Buyer Group pursuant to this Agreement or any other agreement entered into in connection with the Transactions, or, if a third party facility, the contract for which is not a Transferred Contract (each such facility, an “Excluded Seller Facility”) and Buyer will, at Buyer’s cost and expense and in cooperation with Seller, remove and relocate such Acquired Assets from the relevant Excluded Seller Facility within thirty (30) calendar days of the Closing Date (the “Buyer Relocation Deadline”). Seller will (i) at Seller’s cost and expense, prepare for the removal and relocation of any tangible Excluded Assets located at the facilities set forth on Section 1.8(a)(ii) of the Disclosure Letter, which are currently occupied by Seller or any other member of the Seller Group and which facilities are to be assigned, subleased or transferred to the Buyer Group and not subleased or otherwise occupied by the Seller Group following the applicable Closing pursuant to this Agreement or any other agreement entered into in connection with the Transactions (each such facility, a “Post-Closing Buyer Facility”) and remove and relocate such Excluded Assets from the relevant Post-Closing Buyer Facility within ninety (90) calendar days of the Closing Date (the “Seller Relocation Deadline”). Subject to the provisions hereof, each of Seller and Buyer agrees to use commercially reasonable efforts, and agrees to cause the other members of the Seller Group or the Buyer Group, as applicable, to use commercially reasonable efforts with the Buyer Group and the Seller Group, as applicable, and provide the Buyer Group or the Seller Group, as applicable, assistance reasonably requested by the other party in connection with the planning and implementation of the removal and relocation of any such Acquired Assets or Excluded Assets or any portion thereof to such location as Buyer or Seller, as applicable, will designate.
(i)Until all of such Acquired Assets are removed from an Excluded Seller Facility, Seller will permit, and will cause the other members of the Seller Group to permit, Buyer and its authorized agents or representatives, upon reasonable prior notice, to have reasonable access to such Excluded Seller Facility during normal business hours to the extent necessary to comply with the terms of this Section 1.8. Seller will be responsible for (A) disconnecting and detaching all fixtures and equipment comprising such Acquired Assets from the roofs, floor, ceiling and walls of an Excluded Seller Facility prior to removing the same from such Excluded Seller Facility and (B) packaging of such Acquired Assets for transport.
(ii)Until all of such Excluded Assets are removed from a Post-Closing Buyer Facility, Buyer will permit, and will cause the other members of Buyer Group to permit, Seller and its authorized agents or representatives, upon reasonable prior notice, to have reasonable access to such Post-Closing Buyer Facility during normal business hours to the extent necessary to comply with the terms of this Section 1.8 including to disconnect, detach, remove, package and crate such Excluded Assets for transport. Seller will be responsible for (A) disconnecting and detaching all fixtures and equipment comprising such Excluded Assets from the roofs, floor, ceiling and walls of a Post-Closing Buyer Facility prior to removing the same from such Post-Closing Buyer Facility, (B) packaging and loading such Excluded Assets for transporting to and any reinstallation of such Excluded Assets at such location(s) as Seller may determine, and (C) repairing any damage that is caused by such removal, the parties agreeing that the Seller shall leave the applicable premises in broom clean condition and in no worse condition than the remainder of the premises generally.
(b)All risk of loss as to the Acquired Assets will [***].
(c)All Software and materials capable of being transferred in electronic form will be transferred by remote electronic means including by giving Buyer access to such materials via an FTP site.

(d)Within fifteen (15) calendar days of the date hereof, Seller shall provide to Buyer a schedule of all Business Tangible Property located at any Excluded Seller Facility that must be removed and relocated in accordance with the terms of this Section 1.8.
1.9Seller Excluded Technology.  Seller shall not be required to deliver or disclose to Buyer any Technology that is Seller Excluded Technology or that is embodied in or by the A38 Technology and not in any other Acquired Assets or Business Products; provided, however, Seller shall deliver the A38 Products in accordance with this Agreement.
1.10Intercompany Liabilities.  Immediately prior to the Closing, Seller will cancel, settle or otherwise repay, and will cause its Affiliates to cancel, settle or otherwise repay, all of its or their Liabilities to the Business arising prior to the Closing. Immediately prior to the Closing, Seller will cause the Business to cancel, settle or otherwise repay all of its Liabilities owed to Seller and its Affiliates, and the Buyer Group shall not have any responsibility for such Liabilities.
ARTICAL II
CLOSING
2.1Closing.  The closing hereunder (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Palo Alto, California, on the third business day after satisfaction or waiver of all of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date or at such other place or time as the parties may mutually agree upon (such date of the Closing, the “Closing Date”). The Closing will be deemed effective at 5:00 p.m. Pacific Time on the Closing Date.
2.2Payment of Purchase Price; Instruments of Conveyance and Transfer.
(a)At the Closing, Buyer shall deposit or cause to be deposited with Seller, a cash payment in an amount equal to the Purchase Price, minus the Escrow Amount, by wire transfer of immediately available funds to a bank account designated in writing by Seller (for its own account and as agent for the other members of the Seller Group), and Buyer shall execute and deliver, or cause to be executed and delivered, to Seller:
(i)the Assignment and Assumption Agreement,
(ii)the Bill of Sale,
(iii)the Escrow Agreement,
(iv)the Lease Assignment,
(v)the IP Assignment Agreements in the forms attached hereto as Exhibit E (the “IP Assignment Agreements”),
(vi)the Local Asset Transfer Agreements,
(vii)the Transition Services Agreement, and

(viii)such other instruments, documents and officer’s and secretary’s certificates (A) referred to in Section 9.3 or (B) as shall be reasonably requested by Seller in connection with the consummation of the Transactions.
(b)At the Closing, Seller shall execute and deliver, or cause to be executed and delivered, to Buyer:
(i)the Assignment and Assumption Agreement,
(ii)the Bill of Sale,
(iii)the Escrow Agreement,
(iv)the Lease Assignment (together with the written consent of any landlord under the Transferred Lease Agreement, in form and substance satisfactory to Buyer),
(v)the Local Asset Transfer Agreements,
(vi)the Transition Services Agreement,
(vii)the Lien Releases, and
(viii)such other instruments, documents and officer’s and secretary’s certificates (A) referred to in Section 9.2 or (B) as shall be reasonably requested by Buyer in connection with the consummation of the Transactions.
2.3Buyer Group.  Buyer shall be entitled to designate, by providing written notice to Seller at least five (5) days prior to the Closing Date, one or more members of the Buyer Group to (i) purchase the Acquired Assets (including the Transferred Contracts), (ii) assume the Assumed Liabilities, and/or (iii) employ the Business Employees.
ARTICAL III
PURCAHSE PRICE
3.1Purchase Price.  The purchase price for the Acquired Assets is (i) the assumption of the Assumed Liabilities; and (ii) $85,000,000 (the amount payable in cash, the “Purchase Price”).
3.2Allocations; Transfer Taxes.
(a)The parties shall allocate the Purchase Price to be paid (and any adjustments thereto) pursuant to this Agreement and the amount of any Assumed Liabilities (to the extent properly taken into account for income Tax purposes) among the Acquired Assets and the covenants set forth in Sections 8.1(c), 8.2 and 8.3 (and, consistent with this allocation, among the members of the Seller Group) in accordance with Section 1060 of the Code. Buyer shall deliver to Seller an initial allocation within ninety (90) calendar days after the Closing Date (the “Allocation Schedule”). Seller shall review such Allocation Schedule and provide any proposed revisions to Buyer within thirty (30) calendar days after receipt of such Allocation Schedule. Buyer and Seller agree to negotiate in good faith to resolve any disputed items in the Allocation Schedule within thirty (30) calendar days after receipt of Seller’s proposed revisions. Any disputed items not resolved after such time shall be submitted to the Accounting Firm for resolution in accordance with this Section 3.2(a). If any such disputed items are submitted to the Accounting Firm for resolution, (i) Seller and

Buyer shall furnish or cause to be furnished to the Accounting Firm such work papers and other documents and information relating to the disputed items as the Accounting Firm may request and are available to that party or its agents and shall be afforded the opportunity to present to the Accounting Firm any material relating to the disputed items and to discuss the disputed items with the Accounting Firm; (ii) the determination by the Accounting Firm of such disputed items, as set forth in a written report to be delivered to both Buyer and Seller within thirty (30) calendar days of the submission to the Accounting Firm of such disputed items, shall be final, binding and conclusive on the parties; and (iii) the fees and costs of the Accounting Firm shall be borne by Seller, on the one hand, and Buyer, on the other hand in inverse proportion as they may prevail on the disputed items resolved by the Accounting Firm, which proportionate allocation shall also be determined by the Accounting Firm and be included in the Accounting Firm’ written report. If a Tax Return is required by applicable Law to be filed before the Accounting Firm has resolved the disputed items (taking into account valid extensions of time within which to file, which shall be sought as necessary to permit such resolution), the Tax Return shall be filed as determined by Buyer, and shall be amended if necessary to reflect the resolution of the Accounting Firm.
(b)Each of the parties hereto shall not, and shall not permit any of its Affiliates to, take a position (except as required pursuant to a final determination within the meaning of Section 1313(a) of the Code) on any Tax Return, or before any Taxing Authority or in any judicial proceeding to the extent Tax issues are raised, that is inconsistent with the Allocation Schedule (as agreed by Seller and Buyer or finalized by the Accounting Firm pursuant to Section 3.2(a)). The parties shall reasonably cooperate in preparing, executing and timely filing all Tax Returns and reports relating to the purchase and sale of the Acquired Assets.
(c) Seller and Buyer each shall be responsible for, and to the extent permitted by Law shall pay, fifty (50) percent of any and all sales, transfer, VAT, goods and service, gross receipts, documentary, stamp, use, excise, recording and similar transfer Taxes incurred in connection with the purchase and sale of the Acquired Assets or the Business (“Transfer Taxes”). Each party shall reimburse the other for any Transfer Taxes paid by the other in excess of such party’s fifty (50) percent share within fourteen (14) calendar days of such other party’s written request (including any background documentation reasonably requested by the reimbursing party). Buyer and Seller agree to cooperate and use commercially reasonable efforts in order to obtain any available reduction or exemption of any Transfer Taxes, including, to the extent commercially practicable, delivery of the Acquired Assets through electronic means or in another manner if such method of delivery does not adversely affect the condition, operability or usefulness of any Acquired Asset.
3.3Withholding.  Buyer and its Affiliates and Seller and its Affiliates shall be entitled to deduct and withhold from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of federal, state, local, or foreign Tax Law or under any other applicable Law and shall timely and properly remit any such deducted and withheld amounts to the appropriate Governmental Entity. To the extent such amounts are so deducted or withheld and properly remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
ARTICAL IV
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Buyer, except as set forth in the disclosure letter delivered by Seller to Buyer on the date hereof and attached hereto (the “Disclosure Letter”), provided, that any disclosure made in any section of the Disclosure Letter shall only apply to the section of the Agreement that corresponds to the section of the Disclosure Letter, except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to another section of this Agreement, as follows:
4.1Organization, Power.  Each member of the Seller Group is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization, and has all requisite corporate or organizational (as applicable) power and authority to own, operate or lease the Acquired Assets and to conduct the Business as presently conducted. Each member of the Seller Group is duly authorized to conduct business and is in good standing in each jurisdiction where such authorization is required to conduct the Business as presently conducted by it, except where the failure to be in good standing would not have a Business Material Adverse Effect.
4.2Due Authorization.  This Agreement, the Transaction Documents and the other agreements, instruments and documents to be executed and delivered in connection herewith to which Seller or any other member of the Seller Group is (or becomes) a party and the consummation of the Transactions have been duly authorized by Seller and will be authorized by each other applicable member of the Seller Group by all requisite corporate, partnership or other action prior to Closing and no other proceedings on the part of Seller or its stockholders are (and no other proceedings on the part of any other member of the Seller Group or any of its equity holders will be) necessary for Seller or any other member of the Seller Group to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their obligations hereunder or thereunder Seller has, and each other member of the Seller Group will have at Closing, all requisite corporate or other organizational (as applicable) power and authority to execute and deliver the other Transaction Documents to which it is a party and to perform its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by Seller, and the other Transaction Documents to which Seller will be a party will be duly executed and delivered by Seller and any other member of the Seller Group party thereto, and this Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Seller and/or any other member of the Seller Group, as the case may be, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law) (collectively, the “Enforceability Limitations”).
4.3No Conflict.  Except for required filings under the HSR Act, and any other applicable Laws or regulations relating to antitrust or competition, including in the United States, any state thereof, any non-U.S. country or the European Union (collectively, “Antitrust Regulations”), the execution and delivery of this Agreement does not, the execution of the other Transaction Documents will not, and the consummation of the Transactions will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (a) any provision of the Governing Documents or similar organizational documents of any member of the Seller Group, (b) any Contract to which any member of the Seller Group is a party or is bound, or (c) any Law or Order applicable to Seller or any other member of the Seller Group, the Business or the Acquired Assets, except in the case of each of clauses (b) and (c) above, for such violations, defaults, payment obligations, rights of termination, cancellations, modifications or accelerations of any obligation, or losses of any benefit which would not reasonably be expected to be material to the Business. Section 4.3 of the Disclosure Letter sets forth all necessary notices, consents, waivers and approvals of parties to any Transferred Contracts that are required thereunder in connection with the Transactions, or for any such Transferred Contract to remain in full force and effect without limitation, modification or alteration after the

Closing so as to preserve all rights of, and benefits to, Buyer under such Transferred Contracts from and after the Closing.
4.4Consents and Approvals.  No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any third party, including a party to any Transferred Contracts (so as not to trigger any Conflict), is required by, or with respect to, Seller or any other member of the Seller Group in connection with the execution and delivery of this Agreement, the other Transaction Documents or any other Ancillary Agreement to which Seller or any other member of the Seller Group is a party or the consummation of the Transactions, except for (a) filings under the Antitrust Regulations, (b) such consents, waivers and approvals as are set forth in Section 4.3 of the Disclosure Letter, or (c) such other consents, waivers and approvals, the failure to obtain of which would not reasonably be expected to be material to the Business.
4.5Financial Information.  Section 4.5 of the Disclosure Letter sets forth copies of the unaudited Segment Financial Statements as of and for the (i) years ended December 31, 2015 and December 31, 2016 (the “Unaudited 2015/2016 Financial Statements”) and (ii) months ended January 31, 2017, February 28, 2017, March 31, 2017, April 30, 2017 and May 31, 2017 (the “Unaudited Monthly Financial Statements” and together with the Unaudited 2015/2016 Financial Statements, the “Unaudited Financial Statements”). Except as set forth in Section 4.5 of the Disclosure Letter, the Unaudited Financial Statements (x) fairly present in all material respects the financial condition and results of operations of the Business at and as of the date and for the period indicated, (y) were prepared from books and records regularly maintained by management of the Seller Group used to prepare the consolidated financial statements of the Seller Group and (z) were prepared in accordance with GAAP, including the accounting methods, standards, policies, practices, estimation methodologies, assumptions, and procedures described therein, consistent with prior periods and with each other.
4.6Absence of Changes.  Except as set forth in Section 4.6 of the Disclosure Letter, since December 31, 2016, Seller and the other members of the Seller Group have carried on the Business in the ordinary course of business consistent with past practice and there has not been any Business Material Adverse Effect. Without limiting the foregoing, since December 31, 2016 to the date hereof:
(a)No member of the Seller Group has sold, leased, transferred, licensed, sublicensed, or assigned, or entered into a Contract to do any of the foregoing with respect to, any of the properties, rights or assets of the Business, other than (i) in the ordinary course of business consistent with past practices or (ii) with respect to properties, rights or assets which individually have a value less than [***] and in the aggregate have a value less than [***];
(b)No member of the Seller Group has (i) agreed to or suffered any termination of a Contract that would have been, had it not been terminated, a Material Contract or (ii) agreed to any modification, amendment or extension of or waiver of any rights under any Material Contract, in each case other than in the ordinary course of business consistent with past practice;
(c)No member of the Seller Group has, except in the ordinary course of business consistent with past practice, entered into or amended any agreement with any Business Employee or consultant relating to the Business, which Business Employee or consultant has an annual compensation of [***] or above, including any Contract relating to employment, compensation, benefits, termination, retention, or severance, nor, except as and to the extent required by Law, entered into, materially amended, or terminated any material Employee Benefit Arrangement or Employee Plan;

(d)No member of the Seller Group has created or permitted the creation of any Lien on any of the Acquired Assets other than Permitted Liens or Liens that will be released at or prior to Closing;
(e)There has not been any material change in accounting methods or practices or the revaluation of any Acquired Assets, in each case other than as required by GAAP, and each member of the Seller Group has managed the Inventory of the Business in the ordinary course of business consistent with past practice;
(f)No Top Customer or Top Supplier of the Business has cancelled or requested a material change in an existing Contract other than in the ordinary course of business consistent with past practice;
(g)There has not been any commencement, or written notice of or written threat of commencement of, any Proceeding against any member of the Seller Group affecting or relating to the Business or the Acquired Assets;
(h)There has not been (i) any product recalls or epidemic failures with respect to any Business Products, or (ii) warranty claims or indemnification claims in respect of the Business Products that individually or in the aggregate, has been or would reasonably be expected to be material to the Business; and
(i)No member of the Seller Group has committed to do any of the foregoing actions.
4.7Business Inventory and Orders.
(a)All Business Inventory (i) consists of items of a quantity and quality usable or saleable in the ordinary course of business consistent with past practice, except for obsolete items that have been written down to estimated net realizable value in accordance with GAAP, (ii) is located at facilities of the Business or with third party logistics providers with whom the Company has a Contract providing for the holding of such Inventory, and (iii) has not been consigned to any Person not a part of the Seller Group. Since December 31, 2015, Seller and the other members of the Seller Group have sold and continued to replenish Business Inventory in a normal and customary manner consistent with past practice.
(b)The Business Inventory as of June 28, 2017 is set forth in Section 4.7(b) of the Disclosure Letter.
(c)As of June 28, 2017, the value of the Business Inventory (as determined consistent with accounting methods, standards, policies, practices, estimation methodologies, assumptions, and procedures stated in the consolidated financial statements of the Seller Group and the Unaudited Financial Statements) other than Business Inventory which is not forecasted to be sellable within the six (6) month period post-Closing or which has no forecast of commercial sales was [***]. As of June 28, 2017, the value of the Business Inventory which is not forecasted to be sellable within the six (6) month period post-Closing or which has no forecast of commercial sales was [***].
(d)(i) There are no claims against any member of the Seller Group to return any merchandise related to the Business by reason of alleged over-shipments, defective merchandise or otherwise, or of merchandise in the hands of customers under a written agreement that such merchandise would be returnable, and the Business Products are not subject to any product liability claims in respect of design or manufacturing defects or otherwise, and there is no basis therefore; (ii) there are no outstanding purchase commitments of any member of the Seller Group with respect to the Business in excess of the normal, ordinary and usual requirements of the Business or were made at any price in excess of the now current market price or contain terms or conditions more onerous than those usual and customary in the Business; and (iii) there is no outstanding bid, proposal, contract or unfulfilled order of any member of the Seller Group which will or would, if accepted, result in a net loss to the Business.
4.8Contracts.
(a)Section 4.8(a) of the Disclosure Letter sets forth a list (referencing the applicable subsection of this Section 4.8(a)), as of the date of this Agreement, of each of the following Contracts related to the Business, together with a list of any amendments thereto (collectively, with any Contracts required to be set forth in Section 4.8(a) of the Disclosure Letter, the “Material Contracts”), as in effect on the date hereof:
(i)All Contracts for the future acquisition or sale of any assets involving [***] individually (or in the aggregate, in the case of any related series of Contracts);
(ii)All Contracts providing for future aggregate purchase prices or payments to or from the Seller Group in any one year of more than [***] in any one case (or in the aggregate, in the case of any related series of Contracts);
(iii)Any continuing Contract for the future purchase by any member of the Seller Group of materials, supplies, equipment or services (other than purchase orders for inventory (including raw materials, work in process and finished goods) in the ordinary course of business consistent with past practice) providing for payments in any one year of more than [***] in any one case (or in the aggregate, in the case of any related series of Contracts);
(iv)All Contracts for the sale of Business Products or the provision of services to a Top Customer and all forms of contract used by Seller in connection with the sale or provision of Business Products;
(v)(A) All Contracts for the purchase of materials, supplies or equipment entered into by a member of the Seller Group, on the one hand, and any Top Supplier, on the other hand, (B) all Contracts for the purchase of materials, supplies, services or equipment relating to the Business with respect to which alternative sources of supply are not readily available on comparable terms and conditions to the terms and conditions of such Contracts (including with respect to all materials, suppliers, services and equipment for which there is only one reasonably available source) and (C) all Contracts with a material contract manufacturer, package and test, or logistics provider for the Business Products;
(vi)All Contracts relating to joint ventures, partnerships or teaming arrangements, or involving a sharing of profits, losses, costs or Liabilities of any member of the Seller Group with another Person;
(vii)All Contracts containing covenants (A) prohibiting or limiting the right to compete or engage in any line of business, (B) prohibiting or restricting the Seller Group’s ability to conduct business with any Person or in any geographical area, (C) granting exclusive rights to any third Person, (D) limiting the Seller Group’s ability to make generally available any versions of any of the Business Products; or (E) otherwise restricting the operation of the Business or would reasonably be expected to restrict the operation of the Business following the Closing;
(viii)All Contracts that grant the other party or any third person “most favored nation” or similar status, or any type of special discount rights;

(ix)All Contracts containing minimum purchase commitments (including guarantees or similar obligations) of any member of the Seller Group;
(x)All Contracts that grant the other party any right of first refusal or first negotiation or similar right;
(xi)All Contracts that contain “non-solicitation,” “no hire” or similar provisions that prevent any member of the Seller Group from soliciting, hiring, engaging, retaining or employing any other Person’s current or former employees;
(xii)All collective bargaining agreements and all Contracts relating to employment, consulting, compensation, benefits, termination, retention, severance and other conditions of employment (other than standard employee manuals and the like);
(xiii)All IP Licenses;
(xiv)All Contracts relating to the creation of Liens (other than the Permitted Liens) on the Acquired Assets or the guarantee of the payment of Assumed Liabilities or performance of obligations of any other Person by any member of the Seller Group;
(xv)All Contracts relating to the purchase, sale, leasing of, title to, or ownership, use or maintenance of Real Property;
(xvi)All Government Contracts;
(xvii)All Contracts between any member of the Seller Group, on the one hand, and any other member of the Seller Group, on the other hand;
(xviii)All Contracts entered into by Seller or any of its Affiliates in settlement of any Proceeding or other dispute relating to the Business;
(xix)All Contracts for the development of the Business Products or Transferred Technology, other than Contracts with employees of a member of the Seller Group;
(xx)All written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by a member of the Seller Group other than in the ordinary course of business consistent with past practice;
(xxi)The Transferred Lease Agreement;
(xxii)All Contracts under which the consequences of a default or termination could have a Business Material Adverse Effect; and
(xxiii)All other Transferred Contracts not otherwise set forth in Sections 4.8(a)(i)-(xxii) of the Disclosure Letter.
(b)Seller has made available to Buyer true and correct copies of all Material Contracts as in effect on the date hereof. All of the Material Contracts are valid, binding and in full force and effect and have not been amended or modified in any material respect except as set forth therein. Each of Seller and the other members of the Seller Group have performed all material obligations required to be performed by it under the Material Contracts, and neither Seller nor any other member of the Seller Group (with or without the lapse of time or the giving of notice, or both) is in material breach or default thereunder and, to the Knowledge of Seller, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder.
(c)During the eighteen-month period preceding the date of this Agreement, neither Seller nor any other member of the Seller Group has given to or received from any other Person any written notice or other written communication regarding any actual, alleged, possible or potential material violation or breach of, or default under, any Material Contract.
4.9Properties.
(a)No member of the Seller Group owns or has ever owned any Real Property for use in, or necessary for the operation of, the Business, nor is any member of the Seller Group party to any agreement to purchase or sell any such Real Property.
(b)Schedule 4.9(b) of the Disclosure Letter sets forth the Real Property currently leased, subleased or licensed by or from any member of the Seller Group or otherwise used or occupied by any member of the Seller Group for the operation of the Business, as of the date hereof (the “Business Leasehold Property”), which schedule contains a description (including street address and use) of all of the leases, subleases and other occupancy agreements with respect to the Business Leasehold Property.
(c)There are no parties other than Seller and the other members of the Seller Group in possession of any of the Business Leasehold Property or any portion thereof, and there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties (other than a member of the Seller Group) the right of use or occupancy of any portion of the Business Leasehold Property or any portion thereof. No personnel of the Seller Group that are not Business Employees occupy the Real Property under the Transferred Lease Agreement and no Business Employees occupy any Real Property other than under the Transferred Lease Agreement.
(d)Prior to the date hereof, Seller has delivered to Buyer true, complete and correct copies of each Lease Agreement and all material correspondence related to the Business Leasehold Property. Each of the Lease Agreements is in full force and effect without modification or amendment from the form delivered, or made available, to Buyer and are valid, binding and enforceable in accordance with their respective terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law). Each member of the Seller Group has performed all material obligations required to be performed by it to date under each Lease Agreement to which it is a party, and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, to the Knowledge of Seller, no other party to any Lease Agreement is (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder. Except pursuant to documentation made available to Buyer, neither Seller nor any other member of the Seller Group has assigned any of its interests under any Lease Agreement to which it is a party. No Lease Agreement is subject or subordinate to any Lien. All material construction work and alterations required to be performed by the tenant under the Lease Agreements have been completed. The Business Leasehold Property is in a condition suitable for return to the lessor under the terms of the applicable Lease Agreement without payment of any penalty or forfeiture of a security deposit or any portion thereof. Neither the operation of the Seller Group on the Business Leasehold Property nor, to the Knowledge of Seller, such Business Leasehold Property, violates any Law relating to such property or operations thereon. The Seller Group is not party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions with respect to the Business Leasehold Property.

(e)The plants, buildings and other structures included in the Acquired Assets (i) have no material defects, (ii) are in good operating condition and repair (giving due account to the age and length of use of same), ordinary wear and tear excepted, (iii) are suitable for use in connection with the Business, and (iv) are structurally sound, except where failure of any of the representations in the foregoing clauses (i) through (iv) could not be reasonably expected to materially adversely affect the conduct of the Business at the applicable Real Property or result in material Liability or expense.
(f)The plants, buildings and structures included in the Acquired Assets have access to (i) public roads or valid easements over private streets or private property for such ingress to and egress from all such plants, buildings and structures and (ii) water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the conduct of the Business, except where failure of any of the representations in clauses (i) and (ii) hereof could not be reasonably expected to materially adversely affect the conduct of the Business at the applicable Real Property. None of the structures on the Real Property substantially encroaches upon real property of another Person, and no structure of any other Person substantially encroaches upon any Real Property, except where any such encroachment could not reasonably be expected to have a Business Material Adverse Effect.
4.10Intellectual Property.
(a)Business Products. Section 4.10(a)(i) of the Disclosure Letter contains a complete and accurate list of all Business Products (by name and SKU): (i) that are being or have been sold in any material quantities by the Seller Group in the three (3) years preceding the date hereof, (ii) which are currently under warranty or for which the Seller Group currently provides support, or (iii) that are or were in development and have been assigned a SKU. Section 4.10(a)(ii) of the Disclosure Letter lists third party trademarks or brands in-licensed for or co-branded with the Business Products. Other than such third party trademarks or brands, or the Trademarks listed in Section 4.10(a) of the Disclosure Letter, the Transferred Trademarks are all of the Trademarks owned by Seller that are both (x) Registered IPR and (y) used in connection with the marketing or selling of the Business Products.
(b)Registered IP. Section 4.10(b)(i) of the Disclosure Letter sets forth a complete and accurate list of all Transferred Intellectual Property Rights that are Registered IPR (the “Transferred Registered IPR”), and in respect of each such item of Transferred Registered IPR: (i) the registered owner thereof, the jurisdiction in which each item has been registered or filed, and the applicable registration, application or serial number or similar identifier and applicable issuance, registration or grant date; (ii) the status of such item; and (iii) any action that must be taken within one hundred twenty (120) days following the date hereof (including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions of the United States Patent and Trademark Office or any equivalent authority anywhere in the world) for the purposes of obtaining, maintaining, perfecting or preserving or renewing such Transferred Registered IPR. With respect to each item of Transferred Registered IPR all necessary registration, maintenance and renewal fees and taxes due have been paid, and all necessary documents and certificates have been filed with the U.S. Patent and Trademark Office, Copyright Office or other relevant Governmental Entity, as the case may be, for the purposes of registering, maintaining and renewing, as applicable, such Registered IPR. To the Knowledge of Seller, no item of Transferred Registered Intellectual Property is invalid or unenforceable. As of the date hereof, except as set forth in Section 4.10(b)(ii) of the Disclosure Letter, there is no pending, and there has not been, any Proceeding as to which any member of the Seller Group received written notice, challenging the use, ownership, validity, enforceability or registrability of any Transferred Registered IPR, excluding office actions received in the ordinary course of prosecution.

(c)Transfers. In the past 3 years there have been no Patents of the Seller Group that were practiced by the Business that have (i) except as set forth in Section 4.10(c)(i) of the Disclosure Letter, expired, lapsed or been abandoned or deemed withdrawn according to the applicable patent offices or (ii) transferred to any third party or Affiliate other than a member of the Seller Group. Except as set forth in Schedule 4.10(c)(ii), Seller has not claimed small entity status with respect to Transferred Patents.
(d)Sufficiency. The Business Products constitute all of the products made, sold, designed or otherwise constituting part of the Business of Seller and the other members of the Seller Group other than discontinued products listed in Section 4.10(d)(i) of the Disclosure Letter and other than promotional products. The Transferred Technology, the Acquired Assets and the A38 Technology constitutes all of the Technology, and the Seller Excluded Technology does not include any Technology, owned by Seller Group that is used in the Business, including with respect to the design, development, manufacture, marketing, selling, leasing, licensing, and distribution of Business Products as of the Closing Date, except (i) as listed in Section 4.10(d)(ii) of the Disclosure Letter, (ii) the Infrastructure Assets, and (iii) the Technology provided and licensed to Buyer Group by Seller Group under the Transition Services Agreement.
(e)Right to Assign and Grant Licenses. Except as listed in Section 4.10(e) of the Disclosure Letter, Seller, and/or another member of the Seller Group, as applicable, exclusively owns or has a valid right to assign to the Buyer Group all right, title and interest of Seller or another member of the Seller Group in and to the Transferred Intellectual Property Rights and to transfer and deliver to the Buyer Group the Transferred Technology.
(f)Title. Seller and/or another member of the Seller Group exclusively owns all right, title, and interest in, or has the right to grant Buyer the rights granted hereunder in, the Transferred Intellectual Property Rights and Transferred Technology, sufficient in all material respects to manufacture, market, sell, lease, license, and distribute Business Products as existing as of the Closing Date, free and clear of all Liens other than Permitted Liens, except as listed in Section 4.10(f)(i) of the Disclosure Letter. Upon consummation of the Transactions, all Transferred Intellectual Property Rights shall be fully transferable and alienable by the Buyer Group, and none of the Seller Group, any prior owner, or any Inventor will retain any right or interest in or to the Transferred Intellectual Property Rights except as expressly set forth herein. There are no Proceedings pending or, to the Knowledge of Seller, threatened in writing, before any Governmental Entity related to any Transferred Intellectual Property Rights, excluding office actions received in the course of prosecution, and no Transferred Intellectual Property Rights are subject to any Order either (i) restricting the use, ownership, transfer, or licensing thereof by any member of the Seller Group, or (ii) that affect the validity, use, or enforceability of such Transferred Intellectual Property Rights.
(g)Ownership and Transfer. To the extent that any Transferred Intellectual Property Rights or item of Transferred Technology was originally owned or created by or for any third party, Seller or another member of the Seller Group has a written agreement with such third party or parties with respect thereto, pursuant to which Seller (or such other member of the Seller Group) has obtained sole and exclusive ownership of, any material item of all such Technology and Intellectual Property Rights, free and clear of all Liens, by valid assignment or otherwise, including fully executed Inventor Assignment Agreements, or Third Party Assignment Agreements, as applicable, for each Transferred Patent, except as listed in Section 4.10(g)(i) of the Disclosure Letter. All Inventor Assignment Agreements and Third Party Assignment Agreements for the Transferred Patents have been properly recorded as necessary to fully perfect all rights, title and interest therein in favor of Seller in accordance in all material respects with governing laws and regulations in each respective jurisdiction, except as listed in Section 4.10(g)(ii) of the Disclosure Letter. No third party who has licensed any Transferred Intellectual Property Rights from, or material Intellectual Property Rights used in the Business to, any member of the Seller Group, as applicable, has ownership rights or license rights to modifications or improvements made by any member of the Seller Group in the technology embodying such Intellectual Property Rights, except as listed in Section 4.10(g)(iii) of the Disclosure Letter.
(h)Confidential Information and Trade Secrets. Each member of the Seller Group, as applicable, has taken all reasonable steps to protect the confidentiality of confidential information and Trade Secrets of the Seller Group, or of any third party that has provided any confidential information or Trade Secrets to any member of the Seller Group, in each case to the extent included in the Acquired Assets, and the members of the Seller Group have executed and required appropriate nondisclosure agreements and made appropriate filings and registrations, if necessary, in connection with the foregoing. To the Knowledge of Seller, there has been no unauthorized disclosure or use of any material item of Technology that is a Trade Secret included within the Acquired Assets.
(i)Employee and Consultant Agreements. Copies of Seller’s (and, if different, the other members of the Seller Group’s) standard form(s) of proprietary information, confidentiality and assignment agreement for employees (the “Employee Proprietary Information Agreement”) and of Seller’s (and, if different, the other members of the Seller Group’s) standard form(s) of consulting or independent contractor agreement containing proprietary information, confidentiality and assignment provisions (the “Consultant Proprietary Information Agreement”), in each case, as used in the Business, are attached to Sections 4.10(i)(i) and (ii), respectively, of the Disclosure Letter. Seller has and enforces a policy requiring that all current and former employees, and all current and former consultants and independent contractors, who have contributed to, or been involved in the creation or development of Technology for the Business, including any Transferred Intellectual Property Rights, do execute, and all such employees, consultants, and independent contractors, have executed, the applicable form of agreement with substantially similar protections, except as listed in Section 4.10(i)(iii) of the Disclosure Letter. There is no obligation to pay any royalties or other compensation to any employees or other inventors of Transferred Intellectual Property Rights, except for, in the case of employees, salaries or bonuses, and, in the case of other inventors, consulting or development or similar fees.
(j)No Government Funding. No government funding, facilities or resources of a Governmental Entity, university, college, or other educational institution or research center was used in the development of any Business Product and no Governmental Entity, university, college, or other educational institution or research center has any claim or right in or to any Business Product, Transferred Intellectual Property Rights, or Transferred Technology.
(k)Open Source.
(i)Section 4.10(k)(i) of the Disclosure Letter lists all Open Source Materials that have been used by or incorporated into any Business Product by Seller.
(ii)The Seller Group has not used Open Source Materials in or with any non-open source Business Products in a manner that creates, or purport to create, obligations for any component of any Business Product to be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge or with any restriction on the consideration charged therefor. With respect to any Open Source Materials that are or have been used by Seller in any way, each member of the Seller Group has been and is in material compliance with all applicable licenses with respect thereto.
(l)No Additional Rights or Payments. Neither this Agreement nor the Transaction, including the assignment to the Buyer Group, by operation of Law or otherwise, of any Transferred Contracts, will result in (i)  Buyer or any of its Affiliates granting to any third party any right to any

Technology or Intellectual Property Rights owned by or licensed to the Buyer Group, (ii) Buyer or any of its Affiliates (other than the member of the Buyer Group assuming such contract) being bound by, or subject to, any non-compete or other restriction, on the operation or scope of its businesses, properties or assets, including any restriction on providing services to customers or potential customers in any geographic area during any period time or in any segment of the market. Upon consummation of the Transactions, Buyer will be permitted to exercise all of its rights under the Transferred Contracts to the extent assumed hereunder without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Seller Group would otherwise be required to pay pursuant to the terms of such Transferred Contracts had the Transactions not occurred.
(m)Licenses. Copies of the Seller’s (and, if different, the other members of the Seller Group’s) standard form(s) of non-disclosure agreement and the Seller’s (and, if different, the other members of the Seller Group’s) standard form(s), including attachments, of sales or non-exclusive licenses of the Business Products to end-users (collectively, the “Standard Form Agreements”) have been made available to Buyer. Section 4.10(n) of the Disclosure Letter contains a complete list as of the date hereof of (A) any Contract pursuant to which any member of the Seller Group has licensed or is obligated to license any material item of Transferred Intellectual Property Rights to a third Person other than pursuant to the Standard Form Agreements (the “Out-Licenses”), or (B) any Contract pursuant to which a third Person has licensed any material item of Intellectual Property Rights to any member of the Seller Group for use in the operation of the Business other than licenses to Infrastructure Assets or other commercially available Software or other Technology entered into in the ordinary course of business consistent with past practice (the “In-Licenses”, together with the Out-Licenses, the “IP Licenses”). Except as set forth in Section 4.10(n) of the Disclosure Letter, no material licenses, covenants not to sue, or other similar rights to the Transferred Patents have been granted by any member of the Seller Group to any Person.
(n)Source Code. No member of the Seller Group has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Source Code for any Transferred Technology that is Software except for disclosures to employees, contractors or consultants under agreements that prohibit use or disclosure except in the performances of services to the Seller Group.
(o)Standards Bodies. Except as listed on Section 4.10(p) of the Disclosure Letter: (i) no member of the Seller Group is a member of, or has actively participated in, any organization, body or group which is engaged in or which has, or is in the process of, setting, establishing or promulgating any industry or product standards or the terms under which Intellectual Property Rights will be, or are required to be, licensed; (ii) no member of the Seller Group is committed to, or is it obligated or bound to license any current or future Transferred Intellectual Property Rights under any “RAND”, “FRAND”, or similar terms; and (iii) none of the Business Products practice, or require a license from any other Person with respect to any industry standards.
(p)Non-Infringement. The operation of the Business (i) as now conducted and as conducted in the past and (ii) to the Knowledge of Seller, as currently proposed to be conducted, has not, does not, and will not, when conducted by Buyer and its Affiliates in substantially the same manner following the Closing, (i) infringe or misappropriate the Intellectual Property Rights of any other Person, (ii) violate the rights of any other Person (including rights to privacy or publicity), (iii) constitute unfair competition or trade practices under the Laws of any jurisdiction, or (iv) constitute a misuse or misappropriation of any Intellectual Property Rights of any Person. Except as listed in Section 4.10(p) of the Disclosure Letter, no member of the Seller Group has received any written notice from any Person claiming any such infringement, misappropriation, violation or practice, or any offer to license with respect to such alleged infringement, misappropriation or violation.

(q)No Pending Claims. Except as listed on Section 4.10(q) of the Disclosure Letter, to the Knowledge of Seller, no third party has infringed or misappropriated or is infringing or misappropriating any Transferred Intellectual Property Rights. No Proceeding has been brought or threatened in writing by any member of the Seller Group with respect to any Transferred Intellectual Property Rights, and no member of the Seller Group has sent in writing any notices alleging any of the foregoing, or offers to license any Transferred Intellectual Property Rights.
(r)No Material Non-Conformities or Claims. Seller has disclosed in writing to Buyer all information relating to any material bugs, non-conformities or other problems or issues with respect to any of the Business Products, other than the Business Products currently in development and listed on Schedule 4.10(r)(ii). There have been, and are, no claims asserted in writing against any member of the Seller Group related to the Business Products. Each member of the Seller Group, as applicable, has taken reasonable steps and implemented reasonable procedures (based on standard industry practices) to scan the Business Products comprised of Software for viruses and other disabling codes.
4.11Privacy and Security. Each member of the Seller Group has complied in all material respects with all applicable Laws, contractual and fiduciary obligations, and its internal privacy policies relating to (i) the privacy of end users and customers and (ii) the collection, storage, transfer and any other processing of any Personally Identifiable Information collected or used by the Seller Group in any manner or maintained or by third parties having authorized access to such information, in each case as is related to the Business. The execution, delivery and performance of this Agreement complies with all applicable Laws relating to privacy and with Seller’s (and, if different, the other members of the Seller Group’s) privacy policies. Seller has made available to Buyer copies of all current and prior privacy policies of Seller (and, if different, of the other members of the Seller Group). Each such privacy policy has, and all materials distributed or marketed by the Seller Group have, at all times made all disclosures to users or customers of the Business required by applicable Laws, and none of such disclosures made or contained in any such privacy policy or in any such materials has been inaccurate, misleading or deceptive or in violation of any applicable Laws. Each member of the Seller Group has at all times taken all steps reasonably necessary (including, without limitation, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the Personally Identifiable Information collected or used in connection with the Business is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. There has been no unauthorized access to or other misuse of such Personally Identifiable Information.
4.12Tax Matters.
(a)To the extent that failure to have done so would adversely impact the Acquired Assets or the Buyer’s and its Affiliates’ use or ownership of the Acquired Assets or operation of the Business, each member of the Seller Group (i) has paid all Taxes it was required to pay by applicable Law, (ii) has filed all Tax Returns relating to any and all Taxes attributable to the Acquired Assets or the Business, and such Tax Returns are true, correct and complete in all material respects in accordance with applicable Law, and (iii) has withheld and paid over to the appropriate Taxing Authority all Taxes required to have been withheld and paid over in connection with amounts paid or owing to any employee or independent contractors.
(b)There are no Liens with respect to any Taxes upon any of the Acquired Assets, other than Permitted Liens, and there are no unpaid Taxes of Seller or any of its Affiliates for which Buyer or any of its Affiliates would become liable as successor.
(c)To the extent related to the ownership by Buyer of the Acquired Assets after the Closing or the operation of the Business by Buyer after the Closing, no member of the Seller Group has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax.
(d)To the extent related to the Acquired Assets or the Business, (i) no audit or other examination of any Tax Return of a member of the Seller Group is presently in progress, nor has any member of the Seller Group been notified in writing of any request for such an audit or other examination; (ii) no adjustment relating to any Tax Return filed by any member of the Seller Group has been proposed in writing by any Taxing Authority to any member of the Seller Group, which proposed adjustment has not been resolved; and (iii) no claim has ever been made by a Governmental Entity in a jurisdiction where a member of the Seller Group does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(e)None of the Acquired Assets acquired from any member of the Seller Group that is not for U.S. federal income tax purposes a “United States person” within the meaning of Section 7701(a)(30) of the Code is a “United States real property interest” within the meaning of Section 897 of the Code.
4.13Litigation.
(a)There are no Proceedings pending, or, to the Knowledge of Seller, threatened against any member of the Seller Group materially affecting or primarily relating to the Business, the Business Products or the other Acquired Assets, except for any such pending or threatened Proceeding that (i) seeks less than $25,000 in damages (excluding any class or similar representative actions or any instance in which a Proceeding involving the same or similar allegations represent aggregate damages in excess of such amount) and (ii) does not seek injunctive or other similar relief.
(b)There is no material Order to which any member of the Seller Group is subject relating to or affecting the Business, Acquired Assets or the Assumed Liabilities.
(c)No member of the Seller Group is subject to any Order which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the Transactions or that would reasonably be expected to have a Business Material Adverse Effect. No Proceeding is pending, or, to the Knowledge of Seller, threatened, against any member of the Seller Group which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the Transactions.
4.14Employees; Contractors.
(a)Section 4.14(a) of the Disclosure Letter sets forth a correct and complete list, as of a recent date not earlier than three (3) Business Days prior to the date hereof, of the names, dates of birth, departments and titles of each Business Employee and, for each such Business Employee, the following information: current compensation paid or payable (including, for the avoidance of doubt but not limited to, details of any bonus or commission schemes and entitlements and compensatory equity awards) and any change in compensation since September 30, 2016 together with the terms on which such compensation is payable; date of commencement of employment (including continuous employment) or engagement; sick and vacation leave accrued but unused; notice periods and any other terms with respect to severance (including any formal or informal policy, including social plans, in respect of redundancy payments or payments in lieu of notice); details of all benefits (including, for the avoidance of doubt, long term disability / permanent health insurance) provided or which Seller is bound to provide now or in the future; service credited for purposes of vesting and eligibility to participate under any Employee Plan and Employee Benefit Arrangement, and any other material terms and conditions of employment or engagement. Section 4.14(a) of the Disclosure Letter sets forth a true, correct and complete list of the number of Business Employees terminated by Seller or any other member of the Seller Group or who have resigned since

September 30, 2016. No Business Employee with a job title higher than Vice President has given or, to the Knowledge of Seller, intends to give, notice of terminating his or her employment. There are no ongoing negotiations, representations, offers or proposals concerning the terms and conditions of employment or engagement of any Business Employees, nor is there any obligation to make any material variations to the existing terms of employment of any Business Employees.
(b)Section 4.14(b) of the Disclosure Letter set forth a true, correct and complete list of all Persons who, as of the date hereof, are consultants or independent contractors to the Business, together with their material terms and conditions of engagement, including but not limited to provisions as to notice, remuneration and emoluments. There are no ongoing negotiations, representations, offers or proposals concerning the terms and conditions of engagement of any such Persons, nor is there any obligation to make any material variations to the existing terms of engagement of any such Persons.
4.15Employee and Labor Relations.  For the purpose of this Section 4.15, “Seller” shall include each Affiliate of Seller, and any sub-contractor of Seller or any of Seller’s Affiliates, which employs any Business Employees. With respect to Business Employees and independent contractors and consultants with respect to the Business:
(a)Seller has complied in all material respects with respect to the Business with all Laws relating to employment and employment practices, terms and conditions of employment and wages and hours, including any such Laws respecting employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act and other applicable immigration legislation, the protection of individuals with regard to the processing of personal data and on the free movement of such data (including the Directive of the European Parliament and of the Council 95/46/EC), and occupational safety and health requirements and employment agreements, and no material claims, controversies, investigation or suits are pending or, to the Knowledge of Seller, threatened with respect to such Laws, agreements or contracts, either by private individuals or by governmental agencies.
(b)There has not been in the last thirty-six (36) months, and nor is there pending or, to the Knowledge of Seller, threatened in writing, any strike, slowdown, work stoppage, lockout, trade dispute or other industrial action involving the Business. There are no facts known to Seller which might indicate that there may be such a strike, slowdown, work stoppage, lockout, trade dispute or other industrial action (including, without limitation, in connection with the sale of the Business pursuant to this Agreement).
(c)Seller is not engaged in any unfair labor practice with respect to the Business; there is no material unfair labor practice charge or complaint against Seller pending before the National Labor Relations Board or similar domestic or non-U.S. governmental agency outside of the United States involving the Business, and no such charge or complaint has been made against Seller during the last thirty-six (36) months.
(d)No labor or trade union, or Works Council or other employee representative body, represents or has ever represented any of Seller’s employees with respect to the Business, and no collective bargaining agreement or arrangement, or agreement or arrangement with respect to collective negotiation, information or consultation (whether oral or in writing and whether or not legally binding), is or has been in place between the Seller and any labor or trade union with respect to the Business. No application or petition for an election of or for certification of a collective bargaining agent relating to the Business, or for formal or informal recognition of any labor or trade union or for the establishment of a Works Council or any other employee representative body for any purpose with respect to the Business, is pending. No grievance or arbitration proceeding arising out of or under collective bargaining agreements or employment relationships is pending with respect to the Business, and no claims therefore exist or have, to the Knowledge of Seller, been threatened.
(e)There has been no material charge of discrimination relating to the Business filed against Seller with the Equal Employment Opportunity Commission or similar governmental agency during the last thirty-six (36) months with respect to the Business. Seller does not operate any practices or policies which are discriminatory whether directly or indirectly on the grounds of sex, age, religion or belief, marital status, race, national origin, color, sexual orientation or disability, or any other ground which is protected under applicable, or which breach any applicable equal pay Laws.
(f)All persons who have performed services for Seller in connection with the Business and have been classified as independent contractors have satisfied the requirements of Law relating to employee benefits to be so classified.
(g)Seller is and has been in compliance with all applicable non-U.S. Laws concerning employer contributions to any trade union, housing, unemployment, retirement, bonus, and welfare funds and all other funds to which an employer is required by Law to contribute with respect to any Business Employee.
(h)Within the past twenty-four (24) months, Seller has not effectuated, in each case in a manner that involved any Business Employees, (i) a plant closing as defined in the WARN Act affecting any site of employment or one or more operating units within any site of employment of Seller or (ii) a mass layoff as defined in the WARN Act, nor has Seller been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law; in particular, Seller has not within the last six (6) months communicated to any Governmental Entity in any jurisdiction or to any trade union, Works Council or employee representative body any proposal to make any Business Employees redundant, and there is no ongoing individual or collective redundancy consultation with or in respect of any Business Employee.
(i)No Business Employee is currently in receipt of long term disability benefits or, to the Knowledge of Seller, likely to pursue a claim under a long term disability or permanent health insurance scheme or policy within the next twelve (12) months.
(j)Seller has not dismissed any Business Employee who holds a position of Vice President or higher during the last two (2) years. There are no pending Proceedings with any dismissed Employees challenging the validity of such Person’s termination pursuant to which such Person could potentially claim to have transferred into the employment of Buyer or another member of the Buyer Group under the Transfer Regulations.
(k)No person other than the Business Employees shall transfer into the employment of Buyer pursuant to the Transfer Regulations by reason of the arrangements contemplated by this Agreement.
(l)No Business Employee has instituted any internal grievance procedure, corporate information disclosure procedure or malpractice notification procedure nor has any Business Employee been the subject of disciplinary proceedings in the last twelve (12) months by reason of misconduct or suspected misconduct.
(m)All current and former employees of Seller involved in the Business have entered into confidentiality agreements in favor of Seller that remain in effect.
4.16Employee Plans.

(a)For the purpose of this Section 4.16, “Seller” shall include each Affiliate of Seller, and any sub-contractor of Seller or any of Seller’s Affiliates, which employs any Business Employees. Section 4.16(a) of the Disclosure Letter identifies each material Employee Plan and material Employee Benefit Arrangement. Seller has furnished or made available to Buyer copies of such Employee Plans and all amendments thereto together with, where applicable, each Employee Plan’s summary plan description and any summaries of material modifications thereto, and any other documents regarding plan reporting or administration as Buyer has requested.
(b)Neither Seller, nor any other Person or entity that, together with Seller is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001 of ERISA (collectively “ERISA Affiliates”), has (i) (A) any Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (B) any multiple employer plan or any plan described in Section 413 of the Code, (C) any employee welfare benefit plan under Section 3(1) of ERISA that is funded by a trust or is subject to Section 419 or 419A of the Code, or (D) any Liability as a result of the failure to comply with the continuation of coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code, that in any such case would become a Liability of Buyer after the Closing Date.
(c)No Business Employee (or beneficiary of any of the foregoing) of Seller is entitled to receive any benefits beyond retirement or other termination of employment pursuant to any Employee Plan or Employee Benefit Arrangement, other than as required by applicable Law or the applicable Employee Plan.
(d)No Employee Plan covering any Business Employee is a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plan”); and neither Seller, nor any other Person or entity that, together with Seller is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001 of ERISA, has at any time during the six (6) year period preceding the Closing Date, contributed to or been obligated to contribute to any Multiemployer Plan.
(e)Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS that it is so qualified, and each trust established in connection with any Employee Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination or opinion letter from the IRS to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust. Each Employee Plan and Employee Benefit Arrangement has been maintained in accordance in all material respects with its constituent documents and applicable Law. No current or former asset of an Employee Plan has been any security issued by Seller or any ERISA Affiliate.
(f)There are no pending claims (other than routine benefit claims) or lawsuits that have been asserted or instituted by, against, or relating to, any Employee Benefit Arrangements or Employee Plans, nor is there any basis for any such claim or lawsuit, in all cases, that potentially could become a Liability of Buyer after the Closing Date. No Employee Benefit Arrangements or Employee Plans are under audit or examination (nor has notice been received of a potential audit or examination) by any domestic or non-U.S. governmental agency or entity; and no matters are pending under the IRS’s Employee Plans Compliance Resolutions System or any successor or predecessor program that potentially could result in a Liability of Buyer after the Closing.
(g)Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, nor any termination of employment or service in connection therewith (contingent or otherwise) will (i) result in any payment (including, but not limited to, any severance, golden parachute, change of control bonus or otherwise), becoming due to any Business Employee, (ii) result in any forgiveness of Indebtedness to any Business Employee, (iii) increase any benefits otherwise payable to a Business Employee, or (iv) result in the acceleration of the time of payment or vesting of any such benefits for any Business Employee, except as required under Section 411(d)(3) of the Code. No payments under any Employee Benefit Arrangements or Employee Plans would, individually or collectively, be nondeductible under Code Section 280G.
(h)Each International Employee Plan has been established, maintained and administered in all material respects in compliance with its terms and conditions and with the requirements prescribed by any and all applicable Laws. Furthermore, no International Employee Plan has unfunded Liabilities, that as of the Closing Date, will not be offset by insurance or fully accrued. To the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Entity so as to enable: (i) Seller and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets to be held for the purposes of the Funded International Employee Plans, and the Seller is not aware of any ground on which such approval may cease to apply. No condition or term under any relevant International Employee Plan exists which would prevent Seller from terminating or amending any International Employee Plan at any time for any reason without material Liability to the Buyer.
(i)Section 4.16(i) of the Disclosure Letter contains an accurate and complete list of all Employees who are M&A Qualified Beneficiaries.
4.17Environmental Matters.
(a)Except in a manner that would not reasonably be likely to subject Seller or any Seller Group member to material Liability, no Hazardous Materials are present on any Real Property (including in the soil and groundwater of any Real Property) currently owned, operated or leased by any member of the Seller Group, in connection with the Business, or, to the Knowledge of Seller, were present on any other Real Property (including in the soil and groundwater) at the time it ceased to be owned, operated or leased by any member of the Seller Group or any of their predecessors in connection with the Business.
(b)No member of the Seller Group has received any Environmental Claim with respect to the Business or any Business Property that remains outstanding and unresolved, and no material Environmental Claim with respect to the Business is now pending or, to the Knowledge of Seller, threatened in writing against any member of the Seller Group (or against any other Person whose Liability a member of the Seller Group has retained or assumed either contractually or by operation of Law). Except as would not reasonably be expected to result in material Liability, each member of the Seller Group has complied and is in compliance in all material respects with all applicable Environmental Laws with respect to the Business. The Hazardous Materials Activities of each member of the Seller Group, or their predecessors, in connection with the Business prior to the Closing have not resulted in the exposure of any Person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause a material adverse health effect.
(c)Section 4.17(c) of the Disclosure Letter accurately describes all of the material Governmental Authorizations required under Environmental Law that are currently held by Seller or any member of the Seller Group in connection with the Business. All such Governmental Authorizations are valid and in full force and effect. Except as would not reasonably be expected to result in material Liability, each member of the Seller Group has complied in all material respects with all covenants and conditions of any such Governmental Authorizations.

(d)To the Knowledge of Seller, there are no past or present actions, activities, circumstances, conditions, events or incidents that could form the basis for material Liability against any member of the Seller Group (or against any other Person whose Liability Seller has retained or assumed either contractually or by operation of Law) pursuant to the Environmental Law with respect to the Business or the Business Properties.
(e)No member of the Seller Group has entered into any Contract that would require any member to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to Liabilities arising in connection with the Business under Environmental Law or as a result of the Hazardous Materials Activities of any member of the Seller Group or any predecessor, which would reasonably be expected to result in material Liability.
(f)The Seller Group has delivered to Buyer all material records in their possession or control concerning their Hazardous Materials Activities in connection with the Business or any Business Property, all material Governmental Authorizations issued pursuant to Environmental Law in connection with the Business or any Business Property, any material Environmental Claims relating to the Business or any Business Property, and all environmental audits and environmental assessments with respect to the Business or any Business Property.
4.18Title; Entire Business; Sufficiency.
(a)The Seller Group has good, valid and marketable title to, a valid leasehold interest in, or a valid license or right to use, the Acquired Assets, free and clear of all Liens except Permitted Liens, and upon consummation of the Transactions, the Buyer Group will acquire good, valid and marketable title to, a valid leasehold interest in, or a valid license or right to use, the Acquired Assets, free and clear of all Liens (other than Liens on the Acquired Assets that are created by Buyer Group).
(b)The Acquired Assets together with the covenants granted to the Buyer Group pursuant to Article VI of this Agreement, the A38 Technology and the Excluded Assets set forth in Section 4.18(b) of the Disclosure Letter, and the benefits provided to the Buyer Group pursuant to the Transition Services Agreement, constitute all of the properties, assets, rights and facilities (i) owned, used, held for use, intended for use, leased or licensed by Seller and its Affiliates in connection with the Business; and (ii) necessary and sufficient to enable the Buyer Group, following the Closing, to continue to conduct the Business in substantially the same manner as currently conducted by Seller and its Affiliates. Buyer and Seller agree that an inaccuracy of the representation in the first sentence of this Section 4.18(b) may be cured by Seller, subject to the written consent of Buyer, by transfer and assignment to the Buyer Group, at no additional cost to the Buyer Group, of the properties, assets, rights or facilities the non-transfer of which resulted in the inaccuracy of this Section 4.18(b).
(c)No Person (other than the members of the Seller Group) owns any rights to or under, or holds any other interest in, any Acquired Assets (other than non-exclusive end user licenses in connection with the sale of Business Products).
4.19Compliance with Law.
(a)Each member of the Seller Group is and has been in compliance in all material respects with all Laws or Orders to which the Business, any of the Acquired Assets or the Assumed Liabilities are subject.

(b)The Governmental Authorizations set forth on Schedule 1.1(d) constitute all of the material Governmental Authorizations related to the Business, as of the date hereof. With respect to the Business and the Acquired Assets, the Seller Group possesses all material Governmental Authorizations necessary to carry on the Business. Each such Governmental Authorization is validly and presently in effect and the continuing validity and Seller is not in default (with or without notice or lapse of time, or both) under any such Governmental Authorization in any material respect. There are no Proceedings pending, nor to the Knowledge of Seller, threatened, that seek the revocation, cancellation, suspension, failure to renew or adverse modification of any such Governmental Authorization.
4.20Customers and Suppliers.
(a)Customers. Section 4.20(a) of the Disclosure Letter sets forth the ten (10) largest customers or distributors by revenue of the Business for the fiscal year ended December 31, 2016 (the “Top Customers”), together with the revenue derived from each such customer for such fiscal year. As of the date hereof neither Seller, nor any other member of the Seller Group, has received written notice that any Top Customer has cancelled, terminated or materially and adversely modified or intends to cancel or otherwise terminate or materially and adversely modify its relationship with respect to the Business.
(b)Suppliers. Section 4.20(b) of the Disclosure Letter sets forth the twenty (20) largest suppliers of goods and services to the Business for the fiscal year ended December 31, 2016 (the “Top Suppliers”), together with the amounts paid by the Business to each such supplier for such fiscal year. As of the date hereof, neither Seller, nor any other member of the Seller Group, has received written notice that any Top Supplier has cancelled, terminated or materially and adversely modified or intends to cancel or otherwise terminate or materially and adversely modify its relationship with respect to the Business.
4.21Brokers.  No member of the Seller Group has employed any broker, investment banker or finder in connection with the Transactions who would have a valid claim for a finder’s fee, brokerage commission or similar payment from any member of the Buyer Group in connection with the negotiation, execution or delivery of the Transaction Documents or the Transactions.
4.22Affiliate Transactions.  Section 4.22 of the Disclosure Letter sets forth a true, complete and correct list of all written agreements that constitute Transferred Contracts between any member of the Seller Group, on the one hand, and any other member of the Seller Group, on the other hand, all of which will terminate as of the Closing Date except as provided in the Transition Services Agreement.
4.23Business Practices.  Neither Seller, any other member of the Seller Group, nor, to the Knowledge of Seller, any of their respective officers, directors, employees, agents or representatives, or any Affiliate of or any Person associated with or acting for or on behalf of any member of the Seller Group, have directly or indirectly, in any manner related to the Business:
(a)in violation of any requirement of applicable Law, corruptly made or attempted to make any improper contribution or gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment to any Person, private or public, regardless of what form, whether in money, property, or services to (i) obtain or pay for favorable treatment for business or Contracts secured, or (ii) obtain special concessions or for special concessions already obtained;
(b)made or attempted to make any such improper contribution or gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment in violation of any applicable written policy of any member of the Seller Group; or

(c)established or maintained any fund or asset for the purpose of making any such improper contribution or gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment in violation of any applicable Law or applicable written policy of any member of the Seller Group and which any member of the Seller Group or any of its officers, directors or employees has willfully failed to record in the Books and Records. To the extent required by applicable Law, each member of the Seller Group has established and maintains a compliance program and reasonable internal controls and procedures that, for all periods prior to the Closing Date, were appropriate in all material respects to the requirements of anti-corruption and anti-bribery Laws.
4.24Export Control Laws.  Each member of the Seller Group has at all times conducted its export transactions related to the Business in accordance in all material respects with (i) all applicable U.S. export control and economic sanctions Laws and regulations, including the International Emergency Economic Powers Act, the United States Export Administration Regulations, and Office of Foreign Assets Control trade and economic sanctions regulations, and (ii) all other applicable import/export controls in other countries in which Seller conducts the Business. Without limiting the foregoing:
(a)Each member of the Seller Group has obtained all export, reexport and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and reexport of products, services, software and technologies related to the Business and (ii) releases of technologies and software to non-U.S. nationals located in the United States and abroad related to the Business (“Export Approvals”);
(b)Each member of the Seller Group is in compliance in all material respects with the terms of all applicable Export Approvals and the applicable U.S. export control and economic sanctions Laws and regulations related to the Business;
(c)There are no pending or, to the Knowledge of Seller, threatened, claims against any member of the Seller Group related to the Business with respect to such Export Approvals or non-compliance with applicable U.S. export control and economic sanctions Laws and regulations;
(d)To the Knowledge of Seller, there are no presently existing facts or circumstances pertaining to Seller’s export transactions related to the Business that would constitute a reasonable basis for any future claims with respect to such Export Approvals or the applicable U.S. export control and economic sanctions Laws and regulations;
(e)No Export Approvals for the transfer of export licenses related to the Business to Buyer are required, or such Export Approvals can be obtained expeditiously without material cost; and
(f)Section 4.24(f) of the Disclosure Letter sets forth the true, complete and accurate export control classifications applicable to the products, services, software and technologies of the Business.
4.25Insurance.  Section 4.25 of the Disclosure Letter sets forth a list, as of the date hereof, of all insurance policies maintained by or at the expense of or for the direct or indirect benefit of the Seller Group in connection with the Business. All such policies are valid, enforceable, and in full force and effect. All premiums payable under all such policies have been paid and each member of the Seller Group is otherwise in compliance in all material respects with the terms of such policies. No member of the Seller Group has received written notice regarding any (a) cancellation or invalidation of any such insurance policy, (b) refusal of any coverage or rejection of any material claim under any such insurance policy related to the Business or (c) future adjustment in the amount of the premiums payable with respect to any such insurance policy.

There is no pending claim under or based upon any insurance policy of any member of the Seller Group that covers the Business, the Acquired Assets or the Facilities.
4.26Warranties.
(a)Seller has made available to Buyer copies of the standard forms of warranty and return offered by the members of the Seller Group to third parties with respect to each of the Business Products marketed, sold, licensed or sublicensed by the Seller Group at any time since May 1, 2014. Since such date, the Business Products have been sold by the Seller Group in all material respects in accordance with the standard terms and conditions of sale, warranty and return set forth in Section 4.26(a) of the Disclosure Letter, and the Seller has conducted its customer service with respect to the Business Products in all material respects in accordance with the Seller’s customer service policies forth on Section 4.26(a) of the Disclosure Letter.
(b)The aggregate amount of accrued Liabilities of the Seller Group for Warranty Obligations as of May 31, 2017 is set forth on Section 4.26(b) of the Disclosure Letter.
(c)The aggregate amount of accrued Liabilities of the Seller Group for Return Obligations as of May 31, 2017 is set forth on Section 4.26(c) of the Disclosure Letter.
(d)The aggregate amount of accrued Liabilities of the Seller Group for Service Obligations as of May 31, 2017 is set forth on Section 4.26(d) of the Disclosure Letter.
(e)There are no warranty or return claims pending or, to the Knowledge of Seller, threatened against any member of the Seller Group under any Contracts which would reasonably be expected, individually to exceed $5,000 or that, in the aggregate, would be material to the Business.
(f)None of the Business Products have, in the five (5) years prior to the date hereof, been the subject of any epidemic failure, recall, safety complaint or claim, or other similar liability or Proceeding and, to the Knowledge of Seller, no event has occurred, and no condition or circumstance exists, that is reasonably likely to (with or without notice or lapse of time) give rise to or serve as a basis for any such liability or Proceeding relating to any Business Product.
(g)No member of the Seller Group has any Liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by the Business.
(h)No product Liability claims relating to the Business involving amounts in excess of $5,000 (or the equivalent value in the applicable currency) have occurred within the past three (3) years.
4.27Books and Records. The Books and Records have been maintained in accordance with commercially reasonable business practices, including the maintenance of an adequate system of internal controls.
4.28Solvency; Fair Consideration; No Fraudulent Conveyance.  No insolvency proceeding of any character including bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting any member of the Seller Group (other than as a creditor) or any of the Acquired Assets are pending or are being contemplated by any of the Seller Group, or are being threatened in writing against any member of the Seller Group by any other Person, and no member of the Seller Group has made any assignment for the benefit of creditors or taken any action that would ordinarily result in the institution of such insolvency proceedings. Immediately after giving effect to the consummation of the

Transactions, (a) the Seller Group will be able to pay the Excluded Liabilities as they become due; (b) the value of the remaining assets of the Seller Group (calculated at fair market value) will exceed the Excluded Liabilities; and (c) taking into account all pending and threatened in writing litigation to the Knowledge of Seller, final judgments against any of the members of the Seller Group in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, the Seller Group will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of the Seller Group. The sale of the Acquired Assets pursuant to this Agreement is made in exchange for fair and equivalent consideration. The Seller Group is not entering into this Agreement or any of the other Transaction Documents with the intent to defraud, delay or hinder their respective creditors and the consummation of the Transactions, and the other Transaction Documents will not have any such effect. The Transactions or any Transaction Documents will not constitute a fraudulent conveyance, or otherwise give rise to any right of any creditor of the Seller Group to any of the Acquired Assets after the Closing.
4.29Disclaimer of Other Representations or Warranties. Except as specifically set forth in Article IV of this Agreement, Seller makes no warranty, express or implied, as to any matter whatsoever relating to the Business, the Acquired Assets or the Assumed Liabilities; provided that the foregoing shall not be deemed to waive or limit any rights of Buyer or any other member of the Buyer Group in respect of Fraud or Intentional Misrepresentation.
ARTICAL V
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller as follows:
5.1Organization, Power, Standing.  Buyer, and each other member of the Buyer Group is, a corporation or other organization duly organized and validly existing and in good standing (to the extent such concept exists under the Laws of its jurisdiction its organization) under the Laws of its jurisdiction of organization, with all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as currently conducted and to enter into the Transaction Documents and to consummate the Transactions. Buyer and each other member of the Buyer Group is duly authorized to conduct business and in good standing in each jurisdiction where such authorization is required to conduct the Business as presently conducted.
5.2Due Authorization.  This Agreement, the Transaction Documents and the other agreements, instruments and documents to be executed and delivered in connection herewith to which Buyer or any other member of the Buyer Group is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby involving such Persons have been duly authorized by Buyer and will be authorized by each other applicable member of the Buyer Group by all requisite corporate, partnership or other action prior to Closing and no other proceedings on the part of Buyer or its stockholders are (and no other proceedings on the part of any other member of the Buyer Group or any of its equity holders will be) necessary for Buyer or any other member of the Buyer Group to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their obligations hereunder or thereunder. Buyer has, and each other member of the Buyer Group will have at Closing, full corporate or other organizational (as applicable) power and authority to execute and deliver the other Transaction Documents to which it is a party and to perform its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by Buyer, and the other Transaction Documents will be duly executed and delivered by Buyer and any other member of the Buyer Group party thereto, and this Agreement constitutes, and the other

Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Buyer and/or any other member of the Buyer Group, enforceable against it or them, as the case may be, in accordance with its terms, subject to the Enforceability Limitations.
5.3No Conflict.  Except for required filings under the Antitrust Regulations, the execution and delivery of this Agreement does not, the execution of the other Transaction Documents will not, and the consummation of the Transactions will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (a) any provision of the organizational documents of Buyer or any other member of the Buyer Group, or (b) any Law or Order applicable to Buyer or any other member of the Buyer Group or any of their respective properties or assets (whether tangible or intangible).
5.4Consents; Approvals.  No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any third party is required by, or with respect to, Buyer or any other member of the Buyer Group in connection with the execution and delivery of this Agreement, the other Transaction Documents or any other Ancillary Agreement to which Buyer or any other member of the Buyer Group is a party or the consummation of the transactions contemplated hereby and thereby, except for (a) filings under the Antitrust Regulations and (b) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws, which, if not obtained or made, would not adversely affect or restrict the ability of the Buyer Group to consummate the Transactions.
5.5Litigation.  There is no Proceeding pending and, to the Knowledge of Buyer, there is no Proceeding or investigation threatened in writing, against any member of the Buyer Group which, if adversely determined, would reasonably be expected to adversely affect or restrict the ability of the Buyer Group to consummate the Transactions. There is no Order to which any member of the Buyer Group is subject that would reasonably be expected to adversely affect or restrict the ability of the Buyer Group to consummate the Transactions.
5.6Sufficient Funds.  Buyer possesses sufficient funds to pay the Purchase Price to Seller and affirms that it is not a condition to Closing or any of its other obligations under this Agreement that Buyer obtain financing for or related to payment thereof.
5.7Brokers.  No member of Buyer Group has employed any broker, investment banker or finder in connection with the Transactions who would have a valid claim for a finder’s fee, brokerage commission or similar payment from any member of the Seller Group in connection with the negotiation, execution or delivery of the Transaction Documents or the Transactions.
5.8Disclaimer of Reliance on Other Representations and Warranties.  The Buyer acknowledges that (i) except for the representations and warranties in Article IV, neither the Seller nor any of the other member of the Seller Group, nor any of their respective Affiliates, makes, or has made, any representation or warranty relating to itself or the Business or otherwise in connection with the Transactions, and the Buyer is not relying on any representation or warranty except for those expressly set forth in Article V of this Agreement, and (ii) it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Business, the Acquired Assets and the Acquired Liabilities, in making its determination to proceed with the Transactions and has relied on the results of its own independent investigation; provided that the foregoing clauses (i) and (ii) shall not be deemed to waive or limit any rights of Buyer or any other member of the Buyer Group in respect of Fraud or Intentional Misrepresentation.

ARTICAL VI
CENTAIN IP MATTERS
6.1Covenant from Seller.  Seller hereby covenants and agrees for itself, the Seller Group, and their respective successors to, or assigns of, ownership to the Covered Intellectual Property, that neither it nor they will directly or indirectly assert, or bring any claim for, infringement or misappropriation of any Covered Intellectual Property against Buyer, its Affiliates, their successors, or any successors to, or assigns of, the Acquired Assets, or the suppliers, manufacturers, licensees or users of any of their respective products. Seller covenants and agrees that any transfer or assignment of Covered Intellectual Property to a third party will be made subject to such third party’s agreement to the foregoing covenant.
6.2Covenant from Buyer.  Buyer hereby covenants and agrees for itself, Buyer Group, and its and their respective successors and assigns of ownership to any of the Transferred Intellectual Property Rights (other than the Transferred Trademarks and Transferred Internet Properties), that neither it nor they will directly or indirectly assert or bring any claim for infringement or misappropriation of any Transferred Intellectual Property Rights (other than the Transferred Trademarks or Transferred Internet Properties), against the Seller Group, any successors to or assigns of the Seller Group’s assets of businesses or the suppliers, manufacturers, licensees or users of their respective products (“Seller Entities”); provided that the foregoing shall not in any way limit the restrictions on the Seller Group set forth in Section 8.2 or the enforceability of such Section 8.2, and provided that, following the Closing no member of the Seller Group retains or uses any Transferred Technology that is exclusive to the Business and is not being used by any member of the Seller Group in its business or operations other than the Business as of, or prior to, the date hereof. Buyer covenants and agrees that any transfer or assignment of Transferred Intellectual Property Rights to a third party will be made subject to such third party’s agreement to the foregoing covenant.
6.3Excluded Patents. Notwithstanding the inclusion of a Patent on Schedule A8 (Excluded Patents), to the extent the making, using, selling or importing of a Business Product, as of or prior to the Closing Date, or the operation of the Business as of, or prior to, the Closing Date (other than historical research and development activities that are no longer active), would, absent a license to, or ownership of, such Patent, infringe such Patent, such Patent shall be deemed to be Covered Intellectual Property for the purposes of Section 6.1.
6.4A38 Technology.  [***].

ARTICAL VII
COVENANTS
7.1Access to Information.  From the date hereof through the Closing Date, Seller and the Seller Group shall provide to Buyer, through its employees and representatives, reasonable access during Seller’s (or the applicable member of the Seller Group’s) normal business hours and with reasonable advance notice, to the assets, properties, books and records, contracts and governmental authorizations of Seller and the other members of the Seller Group related to the Business to a member of the Buyer Group that Buyer reasonably requests (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege, protect any party or confidential information unrelated to the Business or to comply with any applicable Laws or third party confidentiality obligations): provided, however, that such investigation shall not unreasonably interfere with the business operations of the Seller Group, is subject to Seller’s reasonable security measures; provided, further, that any such requests by Buyer or other members of the Buyer Group shall be submitted to Seller and the Seller Group through [***]. No information or knowledge obtained in any investigation pursuant to this Section 7.1 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Transactions.
7.2Conduct of Business.
(a)Except as disclosed in Section 7.2 of the Disclosure Letter, Seller covenants that, in respect of the Business, until the Closing it will, and it will cause the other members of the Seller Group to:
(i)conduct the Business in the ordinary course of business consistent with past practice;
(ii)comply in all material respects with all Laws, Orders and Contractual obligations applicable to the operation of the Business;
(iii)use commercially reasonable efforts to preserve and protect the Acquired Assets in good working order and condition, ordinary wear and tear excepted, and to preserve intact the Business, keep available the services of the Business’ officers, employees and agents and maintain the Business’ relations and goodwill with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with the Business, including by promptly paying all amounts owing to such Persons as and when such amounts are due;
(iv)confer with Buyer prior to implementing material operational decisions with respect to the Business and otherwise report periodically to Buyer concerning the status of the Business; and
(v)cooperate with Buyer and assist Buyer in identifying the Governmental Authorizations required by Buyer to operate the Business from and after the Closing Date and use commercially reasonable efforts to assist Buyer either (i) in effecting the transfer of such Governmental Authorizations (if in existence) to Buyer, where permissible, or (ii) in obtaining new Governmental Authorizations for Buyer as may be necessary or desirable for Buyer to conduct the Business after the Closing Date in substantially the manner in which the Business is conducted by Seller on the Closing Date.
(b)Except as disclosed in Section 7.2(b) of the Disclosure Letter, from the date hereof until the Closing, Seller shall not and shall cause the other members of the Seller Group not to, without the prior written approval of Buyer, with respect to the Acquired Assets or the Business:
(i)except in the ordinary course of business consistent with past practice, make any material changes to any written agreement with any Business Employee relating to the Business, including any Contract relating to employment, compensation, benefits, termination, retention, or severance, or, except as and to the extent required by Law, to any Employee Plan or Employee Benefit Arrangement;
(ii)(A) hire any employee who would constitute a Business Employee or consultant, other than, with respect to employees with an annual compensation of less than [***], to replace departed employees in the ordinary course of business consistent with past practices, or (B) terminate any Business Employees, other than for cause;
(iii)increase in any manner the compensation of any of the Business Employees;

(iv)sell, lease, encumber, license, sublicense, transfer or dispose of any Acquired Assets, including any Transferred Intellectual Property Rights, other than the sale of Inventory and Business Products in the ordinary course of business consistent with past practice;
(v)permit any Transferred Intellectual Property Rights to lapse or enter into the public domain;
(vi)permit any Acquired Asset to suffer any Lien thereon other than Permitted Liens and Liens that will be released at or prior to Closing;
(vii)grant any exclusive license to any Transferred Intellectual Property Rights;
(viii)settle any Proceeding against any member of the Seller Group to the extent relating to the Acquired Assets or the Business;
(ix)commence any Proceeding relating to the Business or the Acquired Assets other than (A) for the routine collection of amounts owed or (B) in such cases where the failure to commence litigation could have a Business Material Adverse Effect; provided that Seller will consult with Buyer prior to filing such litigation;
(x)compromise, settle or waive any material claims or rights of the Business, other than (A) in the ordinary course of business consistent with past practices or (B) with respect to such rights or claims which would have constituted Excluded Assets;
(xi)enter into any Contract that would constitute a Material Contract, or modify or amend in any material respect or terminate any Material Contract, other than in the ordinary course of business consistent with past practices;
(xii)directly or indirectly engage in, enter into or amend any Contract, transaction, Indebtedness or other arrangement with any of the directors, officers, stockholders or other Affiliates of Seller to the extent relating to the Business, other than such Contract, transaction, Indebtedness or other arrangement which would be released at Closing pursuant to Section 1.9;
(xiii)fail to make any material capital expenditures or commitment therefor as set forth in Section 7.2(b)(xiii) of the Disclosure Letter, or make any capital expenditures or commitments other than as set forth in Section 7.2(b)(xiii) of the Disclosure Letter;
(xiv)materially modify practices with respect to the collection of Accounts Receivable, the payment of Accounts Payable or the maintenance of Inventory;
(xv)locate any personnel of the Seller Group who are not Business Employees into the Real Property under the Transferred Lease Agreement or locate any Business Employees to any Real Property other than under the Transferred Lease Agreement; or
(xvi)agree or commit to take or refrain from taking any action that is inconsistent with the foregoing.
7.3No Negotiation or Solicitation.  Prior to the earlier to occur of (i) the Closing Date or (ii) the termination of this Agreement in accordance with its terms, no member of the Seller Group shall (and Seller will cause each of its employees, officers, directors, representative and agents not to) (a) solicit, initiate, consider, entertain, knowingly encourage, or accept the submission of, any proposal or offer from any third party relating to the direct or indirect acquisition of the Business or any portion of the Acquired Assets (other than Inventory in the ordinary course of business consistent with past practice), or (b) participate in any discussions or negotiations (and as of the date hereof, Seller shall cease any discussions or negotiations that are ongoing) regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any third party to do or seek any of the foregoing. Seller will promptly notify Buyer if any third party makes any proposal, offer, inquiry or contact with respect to any of the foregoing (including the terms thereof and the identity of such third party subject to any confidentiality agreement existing as of the date hereof or applicable Law) within two (2) calendar days after receipt of any such offer or proposal.
7.4Regulatory Filings; Reasonable Best Efforts.
(a)Regulatory Filings. Buyer and Seller shall timely and promptly make all filings which may be required for the satisfaction of the condition set forth in Section 9.1(b) by each of them in connection with the consummation of the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each of Seller and Buyer shall file Notification and Report Forms under the HSR Act, as well as any notification required by Antitrust Regulations of any other jurisdiction as promptly as practicable following the date of this Agreement and in any event no later than (i) ten (10) calendar days following the date of this Agreement, in the case of Notification and Report Forms under the HSR Act, and (ii) the time prescribed by applicable Law in the case of requirements under other applicable Antitrust Regulations to the extent a time is prescribed and, if no time is prescribed, as promptly as reasonably practicable.
(b)Exchange of Information. Each of Buyer and Seller shall furnish to the other party such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Entity. Except as prohibited or restricted by Law or any Antitrust Regulations, each of Buyer, Seller and their respective attorneys shall provide the other party and its attorneys the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or its representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement, the Transaction Documents or the Transactions. Without in any way limiting the foregoing, Buyer and Seller will consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of Buyer or Seller in connection with proceedings under or relating to the HSR Act or any other Antitrust Regulation.
(c)Notification. Each party hereto shall promptly inform the other party of any material communication from any Governmental Entity regarding any of the Transactions. The parties will not, nor will they permit any of their respective representatives to make any material communications with, or proposals relating to, or enter into, any material understanding, undertaking or agreement with, any Governmental Entity relating to the Transactions without the other parties’ prior review and, solely with respect to Seller, Buyer’s approval.
(d)Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Transactions and the other Transaction Documents, including using commercially reasonable efforts to: (i) cause the conditions to Closing in Article IX to be satisfied as promptly as practicable following the date hereof, (ii) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental

Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from all Persons not party to this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate, and to fully carry out the purposes of, the Transactions and the other Transaction Documents.
(e)Nothing set forth in this Agreement, any other Transaction Document, or in any schedule, certificate, instrument, agreement or other document delivered by Buyer in connection with the transactions contemplated hereby, shall be deemed to require Buyer or any of its Affiliates to (i) pay any consideration or agree to any modifications of existing Contracts or entry into new Contracts (other than the payment of customary filing and application fees) in connection with obtaining any waivers, consents, approvals from Governmental Entities or other Persons in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, (ii) to litigate with any Governmental Entity, or (iii) agree to any divestiture (including through a licensing arrangement or otherwise), by itself or through any of its Affiliates, of all or any portion of the Acquired Assets, the Business, or any other businesses, operations, assets or properties of Buyer or any of its Affiliates, or any limitation, restriction or other imposition on the ability of Buyer or any of its Affiliates to conduct the Business or any of their other businesses, or to own the Acquired Assets or any of their other assets and properties, in each case from and after the Closing.
7.5Notification of Certain Events.  Seller shall promptly notify Buyer in writing of (i) the occurrence or failure to occur of any event, which occurrence or failure causes or is reasonably likely to cause any of the representations or warranties of Seller set forth in Article IV to be untrue or inaccurate in any material respect, (ii) any material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Seller hereunder, and (iii) the occurrence or failure to occur of any event, that or, individually or in the aggregate, results in or is reasonably likely to result in, a Business Material Adverse Effect. No notice delivered pursuant this subsection shall be deemed to (x) modify any representation, warranty or covenant set forth herein, or any Schedule, (y) cure or prevent any such inaccuracy or failure, or (z) limit or otherwise affect the remedies available hereunder to Buyer.
7.6Employees.
(a)Continued Employment; Compensation and Benefits. Seller shall use commercially reasonable efforts to ensure that the Business Employees that are employed or providing services to any member of the Seller Group on the date hereof remain employed by or in service to that member of the Seller Group as of immediately prior to the Closing Date. Prior to Closing, Buyer shall, or shall cause a member of the Buyer Group to, provide a written offer of employment to each Business Employee to become an employee of the Buyer Group immediately upon the Closing Date. Buyer shall, or shall cause a member of the Buyer Group to, immediately following the Closing (but for no set period of time), provide each Business Employee who accepts an offer of employment extended to such individual by a member of the Buyer Group and is actively employed by a member of the Seller Group immediately prior to the Closing Date (each, a “Transferred Employee”) with  base salary (or wage rate), position, compensation plans and employee benefits that are substantially similar to the base salary (or wage rate), position, compensation plans (excluding severance, change in control, equity awards, and retention bonus plans and arrangements) and employee benefits provided to similarly situated employees of Buyer or the member of the Buyer Group employing the Transferred Employee (after taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities). For the avoidance of doubt, and as specified in Section 7.6(h), Buyer may increase, reduce or adjust base salaries, position, compensation plans, and employee benefits at any time in its sole discretion. To the extent required by applicable Law, for Business

Employees based outside of the United States, the Buyer shall assume and shall continue such employees’ existing written employment agreements. Except as otherwise provided in this Section 7.6, for the avoidance of doubt, with respect to the Business Employees, Seller shall retain sponsorship of, and retain all Excluded Liabilities under, the Employee Plans and Employee Benefit Arrangements. Except as provided on Section 7.6 of the Disclosure Letter, neither Buyer nor any member of the Buyer Group shall have rights or Liabilities with respect to the Employee Plans or Employee Benefit Arrangements, and Seller shall cause each Employee Plan and Employee Benefit Arrangements to be amended as necessary to ensure that neither Buyer nor any member of the Buyer Group has any Liabilities with respect to the Employee Plans and Employee Benefit Arrangements following the Closing Date. Notwithstanding the foregoing, Buyer shall be obligated to provide Seller prompt notice (and in any event within five (5) calendar days) if a Transferred Employee’s employment with Buyer terminates within six months of the Closing and the circumstances thereof.
(b)Service Credit. For purposes of determining eligibility to participate, vesting and entitlement to vacation or severance benefits (if length of service is relevant under any severance policy or benefit plan) of Buyer or a member of the Buyer Group, Buyer shall, or shall cause a member of the Buyer Group to, provide that the Transferred Employees shall receive service credit under the vacation policies, benefit polies or plans or arrangements sponsored by the applicable member of the Buyer Group (other than any defined benefit pension plan or retiree welfare benefit plan) equal to the service credit given or recognized by Seller and its Affiliates prior to the Closing; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or coverage. Buyer shall, or shall cause a member of the Buyer Group to, waive all limitations as to preexisting conditions, exclusions, actively-at-work requirements, and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any medical, dental and other health and welfare plans that such employees may be eligible to participate in after the Closing Date to the same extent as waived under similar types of Seller’s plans and arrangements, to the extent permitted by applicable Law. Buyer also shall, or shall cause a member of the Buyer Group to, recognize the dollar amount of all co-payments, deductible and similar expenses incurred by each Transferred Employee and his or her eligible dependents under Seller’s medical, dental and vision plans for the year in which the Closing occurs under the medical, dental and other health and welfare plans sponsored by the applicable member of the Buyer Group for the purposes of satisfying any applicable co-payments and deductibles in the year in which the Closing occurs, to the extent permitted by applicable Law.
(c)COBRA. Buyer shall, or shall cause a member of the Buyer Group to, provide, at its sole cost, healthcare continuation coverage under COBRA, or similar state statute, if applicable, to Transferred Employees and their qualified beneficiaries (as defined in Section 4980B(g)(1) of the Code) with respect to qualifying events that occur after the Closing Date. Seller shall provide, at its sole cost, healthcare continuation coverage under COBRA, or similar state statute, if applicable, to Business Employees and their qualified beneficiaries (as defined in Section 4980B(g)(1) of the Code) with respect to qualifying events that occur on or before the Closing Date.
(d)Termination of Employment. On the Closing Date, Transferred Employees shall resign their employment with Seller and shall provide Seller with written notice of resignation in a form approved by Seller. Seller shall provide Buyer with reasonable notice of the nature and content of any such written resignation notice. Buyer shall provide, or otherwise bear, any applicable severance obligations for any Transferred Employee arising after the Closing Date. Seller shall provide, or otherwise assume and bear, any applicable severance obligations for any Business Employee who is not a Transferred Employee or, with respect to any Transferred Employee, any applicable severance obligations arising on or prior to the Closing Date.

(e)Workers’ Compensation. Responsibility for workers’ compensation claims relating to Transferred Employees arising out of conditions having a date of injury (or, in the case of a claim relating to occupational illness or disease, the last significant exposure) prior to the Closing Date and that are outstanding as of the Closing, shall remain with Seller and be deemed to be an Excluded Liability. Buyer shall have responsibility for workers’ compensation claims relating to Transferred Employees and arising out of conditions having a date of injury (or, in the case of a claim relating to occupational illness or disease, the last significant exposure) on or after the Closing Date.
(f)Paid Time-Off; Personal Leave. As of the Closing Date, Seller shall cause to be paid in full all vacation days and paid time off days of the Business Employees that accrued prior to the Closing Date and shall not take any action that results in a forfeiture of any such time off in violation of any applicable Law.
(g)WARN. Seller shall be solely responsible for and agrees to indemnify, hold harmless and, at the option of Buyer to defend, Buyer from and against any Liability under the WARN Act or any similar state Law, to any Business Employee who is found to have suffered an “employment loss” under the WARN Act prior to the Closing. Buyer shall be solely responsible for and agrees to indemnify, hold harmless and, at the option of Seller to defend, Seller from and against any Liability under the WARN Act or any similar state Law, to any Business Employee who is found to have suffered an “employment law” under the WARN Act (or similar state Law) after the Closing.
(h)No Modification of Employee Plans or Employee Benefit Arrangements. The provisions of this Section 7.6 are for the sole benefit of the parties and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of any of Seller, Buyer or any of their respective subsidiaries), other than the parties and their respective successors and permitted assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 7.6. Nothing contained herein shall be construed as requiring, and Seller shall take no action that would have the effect of requiring, Buyer to continue any specific employee benefit plans or to continue the employment of any specific person. No provision in this Agreement shall modify or amend any Employee Plan or Employee Benefit Arrangement. This shall not prevent the parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to such Employee Plan or Employee Benefit Arrangement. If a party not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to such Employee Plan or Employee Benefit Arrangement and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively as of its inception, thereby precluding it from having any amendatory effect. Buyer acknowledges that the Transferred Employees may elect to receive a distribution of each such employee’s assets in the Seller Group’s 401(k) plan and roll such assets over into the Buyer Group’s 401(k) plan.
(i)Employee Materials and Knowledge. Seller has the right to remove from any materials available to the Transferred Employees, including any laptops, any materials exclusive to the businesses or operations of the Seller Group other than the Business; provided that the Transferred Employees may freely use and exploit Residuals for any purpose, without breach of Buyer’s confidentiality obligations hereunder and without other liability to Seller or its Affiliates. As used herein, “Residuals” means ideas, know-how, techniques, information and understandings of a general nature retained in the unaided memory of the Transferred Employees without access to any notes, documents, emails or other writings containing or reflecting any such ideas, know-how, techniques, information or understandings retained by Seller after the Closing as exclusive to its retained businesses. For the purpose of clarity, such general knowledge shall not include Confidential Information retained by Seller that the Transferred Employee knows is specific to members of the Seller Group or their other business lines and unrelated to the Business or Seller Group’s industry generally.
7.7Tax Matters.
(a)In the case of any real or personal property taxes (or other similar Taxes) levied with respect to the Acquired Assets that are reported on a Tax Return covering a period commencing on or before the Closing Date and ending thereafter (a “Straddle Period Taxes”), any such Straddle Period Taxes shall be prorated between Buyer and Seller on a per diem basis, with Buyer responsible for any Straddle Period Taxes attributable to the portion of any such period beginning after the Closing Date and Seller being responsible for any Straddle Period Taxes attributable to the portion of any such period ending on and including the Closing Date. The party required by Law to pay any such Straddle Period Tax (the “Paying Party”) shall file the Tax Return related to such Straddle Period Taxes (and if the Person required to file is an Affiliate of Buyer or Seller, Buyer or Seller, as applicable, shall cause their Affiliate to file) within the time period prescribed by Law and shall timely pay (or cause the applicable Affiliate to pay) such Straddle Period Taxes. To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide either Buyer or Seller, as applicable (the “Non-Paying Party”) with notice of payment, and within ten (10) calendar days of receipt of such notice of payment (including any background documentation reasonably requested by the Non-Paying Party), the Non-Paying Party shall reimburse the Paying Party (or the applicable Affiliate designated by the Paying Party) for the Non-Paying Party’s share of such Straddle Period Taxes.
(b)Seller shall prepare and timely file or shall cause to be prepared and timely filed all Straddle Period Tax Returns that are due on or before the Closing Date. Seller shall make or cause to be made all Tax payments required with respect to any such Tax Returns. If the Closing occurs, as promptly as reasonably practicable, Buyer, for itself or on behalf of its Affiliates, shall reimburse Seller, for itself or as the agent of any Seller Affiliate, for the amount of any such Taxes paid by Seller or any Affiliate thereof to the extent such Straddle Period Taxes are the responsibility of Buyer (as determined under Section 7.7(a)).
(c)Buyer shall prepare and timely file or shall cause to be prepared and timely filed all Straddle Period Tax Returns that are due after the Closing Date. Buyer shall make or cause to be made all Tax payments required with respect to any such Tax Returns. As promptly as reasonably practicable, Seller, for itself or on behalf of its Affiliates, shall reimburse Buyer, for itself or as the agent of any Buyer Affiliate, for the amount of any such Taxes paid by Buyer or any Affiliate thereof to the extent such Straddle Period Taxes are the responsibility of Seller (as determined under Section 7.7(a)).
(d)Seller and Buyer will each provide, and will cause their respective Affiliates, officers, employees, agents, auditors and other representatives to provide, the other party with such assistance as may reasonably be requested in connection with the preparation of any Tax Return relating to the Business or Acquired Assets, or the audit or other examination by any Taxing Authority or judicial or administrative proceeding relating, in whole or in part, to Liability for Taxes arising out of the operations of the Business or ownership of the Acquired Assets, including by retaining, maintaining and making available to each other all records reasonably necessary in connection with such Taxes or Tax Returns and making employees reasonably available on a mutually convenient basis to provide additional information or explanation relating to such Taxes or Tax Returns.
(e)To the extent mutually agreed by Buyer and Seller, Buyer and Seller shall utilize the alternate procedure set forth in Revenue Procedure 2004-53 with respect to wage withholding for Business Employees.

7.8Preparation and Delivery of Financial Statements.
(a)Seller shall prepare and deliver to Buyer as soon as practicable and in any event prior to the Closing unaudited Segment Financial Statements as of and for the interim periods as determined by Buyer in its reasonable discretion within five (5) calendar days following the date hereof (the “Unaudited Interim Segment Financial Statements”). The Unaudited Interim Segment Financial Statements shall be prepared in accordance with GAAP and on the same basis as the Unaudited Financial Statements.
(b)Seller shall use its commercially reasonable efforts to, and to cause Seller’s independent auditor to, cooperate for a period of two (2) years following the Closing Date in preparing and auditing, as applicable, at Buyer’s expense, any financial statements that Buyer may request in connection with its future financing or any applicable securities laws.
7.9Record Retention.  Each party agrees, on behalf of itself and its controlled Affiliates, that for a period of not less than six (6) years following the Closing Date, it shall not destroy or otherwise dispose of records relating to the Acquired Assets or the Assumed Liabilities in its possession with respect to periods prior to the Closing. Each party shall have the right to destroy all or part of such records after the sixth anniversary of the Closing Date or, at an earlier time by giving each other party hereto twenty (20) calendar days’ prior written notice of such intended disposition and by offering to deliver to the other party, at the other party’s expense, custody of such records as such first party may intend to destroy.
7.10Destruction of Materials. Following the Closing, the Seller Group shall promptly delete and not retain or use for any purpose any copies of any Copyable Technology exclusively related to or used exclusively in the Business. Notwithstanding the foregoing, no member of the Seller Group will be required to erase electronically stored copies of such Copyable Technology that have been saved to a back-up file in accordance with any such member of the Seller Group’s ordinary electronic backup practices or in connection with any such member of the Seller Group’s legal or internal record-keeping policies.
7.11Bulk Sales. Buyer hereby waives compliance with the procedures of the Uniform Commercial Code or other bulk sales Laws or similar Laws of the jurisdiction in which the Acquired Assets to be conveyed hereby are situated or of any other any jurisdictions, if any, which may be asserted to be applicable to the Transaction contemplated hereunder and the parties believe that it is not clear that any such Laws are applicable to such transaction.
7.12Publicity.
The parties agree that, from the date hereof through the Closing Date, no public release or announcement concerning the Transactions shall be issued without the prior consent of each party, except as such release or announcement may be required by any Law or Order. The parties shall cooperate with each other to issue a joint press release concerning the Transactions following date hereof and the Closing Date.
7.13Payments.
(a)After the Closing, Seller shall, and shall cause the other members of the Seller Group to, as promptly as practicable, deliver, and if necessary endorse over to Buyer (or another member of the Buyer Group, as applicable), any cash, checks or other instruments of payment Seller or another member of the Seller Group receives to which the Buyer Group is entitled pursuant to the terms of this Agreement and shall hold such cash, checks or other instruments of payment in trust for the Buyer Group until such delivery.
(b)After the Closing, Buyer shall, and shall cause the other members of the Buyer Group to, as promptly as practicable, deliver, and if necessary endorse over to Seller (or another member of the

Seller Group, as applicable), any cash, checks or other instruments of payment Buyer or another member of the Buyer Group receives to which the Seller Group is entitled pursuant to the terms of this Agreement and shall hold such cash, checks or other instruments of payment in trust for the Seller Group until such delivery.
7.14Additional Transferred Contracts.  Seller shall promptly notify Buyer in writing upon the entry by Seller or any of its Affiliates after the date hereof into any Material Contract, including any Material Contract which would be a Shared Contract, in order to permit Buyer to determine whether to consent to such Material Contract being included as a Transferred Contract.
7.15Asset Schedule Updates.  Seller will update any Schedules of Acquired Assets prior to Closing to add any assets that are Acquired Assets but that were omitted from the Schedules as of the date hereof, including, for example, updating Schedule A-5 (Internet Properties) to reflect social media account information (and providing Buyer with the necessary passwords and login credentials for such accounts) that was not readily available as of the date hereof.
7.16Parent Guarantees.  Each of Seller Parent and Buyer Parent (each, a “Guarantor”) irrevocably guarantees the timely performance of each and every agreement and obligation of each other member of the Seller Group and the Buyer Group, respectively, under the provisions of the Transaction Documents. This is a guarantee of payment and performance, and not of collection, and each Guarantor acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of each Guarantor’s Liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this guarantee. Each Guarantor hereby waives, for the benefit of the other party, (a) any right to require the other party as a condition of payment or performance of the Guarantor to proceed against the other members of the Seller Group or the Buyer Group, as applicable, or pursue any other remedies whatsoever and (b) to the fullest extent permitted by Law, any defenses or benefits that may be derived from or afforded by Law that limit the Liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to the other members of the Seller Group or the Buyer Group, as applicable. Each Guarantor understands that the other party is relying on this guarantee in entering into the Transaction Documents.
ARTICAL VIII
CONFIDENTIALITY AND NON-COMPETITION
8.1Confidentiality.
(a)Seller and Buyer expressly acknowledge and agree that this Agreement, each of the other Transaction Documents and their respective terms and all information, whether written or oral, furnished by either party to the other party or any Affiliate of such other party in connection with the negotiation of this Agreement, the other Transaction Documents or pursuant to Section 7.1 shall be subject to the terms of the Confidentiality Agreement.
(b)Seller will not at any time, directly or indirectly, disclose or publish, or permit other members of the Seller Group and its and their respective directors, officers, employees, and Affiliates to disclose or publish, any Business Confidential Information, except any Business Confidential Information may be disclosed to the extent such disclosure is (i) required by applicable Law or order of any Governmental Entity of competent jurisdiction (as advised in writing by counsel that such disclosure is required) or (ii) in performance of its or another member of the Seller Group’s obligations to Buyer Group, or in exercising its or another member of the Seller Group’s rights under this Agreement; provided that prior to disclosing any such information in the case of (i), Seller shall give prior written notice thereof to Buyer and use commercially reasonable efforts to preserve the confidentiality of such Business Confidential Information, including by, at Buyer’s request and sole expense, reasonably cooperating with Buyer to obtain an appropriate protective order or other reliable assurances that confidential treatment will be accorded such Business Confidential Information; provided, further, that Seller Group may disclose Business Confidential Information to actual or potential equity or debt financing sources and acquirors and any of their respective representatives in connection with a possible transaction with such sources or acquirors so long as such sources, acquirors and representatives are bound by obligations of confidentiality with respect to such Business Confidential Information.
(c)Seller Group, and its successors and assigns, may use and continue to use any Business Confidential Information, subject to: (A) Seller Group using reasonable efforts to protect the confidentiality of such Business Confidential Information and treating such Business Confidential Information with the same degree of care as it treats its own like confidential information; and (B) Seller not disclosing any such Business Confidential Information that is a Transferred Trade Secret, except as necessary to the operation of Seller’s and its Affiliates’ respective businesses (other than the Business) after the Closing and not in violation of Section 8.2, and provided that such disclosure is part of the disclosure of Seller’s or its Affiliates’ own like confidential information on industry standard confidentiality terms. Notwithstanding the foregoing, employees of the Seller Group who are not the Transferred Employees may freely use and exploit for any purpose any ideas, know-how, techniques, information and understandings of a general nature retained in the unaided memory of such employees without access to any notes, documents, emails or other writings containing or reflecting any such ideas, know-how, techniques, information or understandings. For the purpose of clarity, such general knowledge shall not include Confidential Information that any employee of the Seller Group that is not a Transferred Employee knows is specific to the Business as opposed to the industry generally.
(d)Buyer will not at any time, directly or indirectly, disclose or publish, or permit other members of the Buyer Group and its and their respective directors, officers, employees, and Affiliates to disclose or publish, any Shared Business Confidential Information except any Shared Business Confidential Information may be disclosed to the extent such disclosure is (i) required by applicable Law or order of any Governmental Entity of competent jurisdiction (as advised in writing by counsel that such disclosure is required) or (ii) in performance of its or another member of the Buyer Group’s obligations to Seller Group, or in exercising its or another member of the Buyer Group’s rights under this Agreement, including with respect to the Transferred Technology; provided that prior to disclosing any such information in the case of (i), Buyer shall give prior written notice thereof to Seller and use commercially reasonable efforts to preserve the confidentiality of such Shared Business Confidential Information, including by, at Seller’s request and sole expense, reasonably cooperating with Seller to obtain an appropriate protective order or other reliable assurances that confidential treatment will be accorded such Shared Business Confidential Information; and provided, further, that Buyer Group may disclose Shared Business Confidential Information to actual or potential equity or debt financing sources and acquirors and any of their respective representatives in connection with a possible transaction with such sources or acquirors so long as such sources, acquirors and representatives are bound by obligations of confidentiality with respect to such Shared Business Confidential Information.
(e)Buyer Group, and its successors and assigns, may use and continue to use any Shared Business Confidential Information subject to: (A) Buyer Group using reasonable efforts to protect the confidentiality of such Shared Business Confidential Information and treating such Shared Business Confidential Information with the same degree of care as it treats its own like confidential information; and (B) Buyer not disclosing any Shared Business Confidential Information that is a Trade Secret except as necessary to the operation of Buyer’s and its Affiliates’ respective businesses after the Closing and provided that such disclosure is part of the disclosure of Buyer’s or its Affiliates’ own like confidential information on industry standard confidentiality terms.
(f)Nothing in this Agreement prohibits, or is intended in any manner to prohibit, a report of a possible violation of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress and any agency Inspector General, or making other disclosures that are protected under whistleblower provisions of applicable Law. No authorization of any other party is needed to make such disclosure; provided that the party making such disclosure provides the other party with notice thereof, to the extent legally permissible, and assists the other party in limiting the scope of such disclosure or obtaining a protective order or other confidential treatment for any confidential information disclosed in connection therewith.
8.2Non-Competition.
(a)For a period of [***] from the Closing, neither Seller nor any member of the Seller Group shall, either directly or indirectly, as a stockholder, investor, partner, advisor, consultant or otherwise, anywhere in the Restricted Territory, engage in the Restricted Business. The “Restricted Territory” means anywhere in the world where the Buyer Group operates as of the date hereof. The “Restricted Business” means [***].
(b)Notwithstanding anything to the contrary set forth in this Section 8.2, nothing set forth herein shall prohibit or restrict any member of the Seller Group or any of their respective Subsidiaries from (i) marketing or selling Inventory of the Seller Group existing as of the Closing consisting of products marketed and sold by Seller or any of its Subsidiaries as of the date of this Agreement under the “SLYR”, “PLYR 1” or “PLYR 2” brands; or (ii) engage in any activity required under the Transition Services Agreement during the term thereof. For the avoidance of doubt, [***].
(c)In the event that any member of the Seller Group undergoes a Change of Control that is consummated later than [***] following the Closing (the “Fall Away Date”) by a Person (other than an Affiliate of Seller, or any other member of the Seller Group, or [***]) that has business operations immediately prior to such Change of Control that would be a Restricted Business (such Person, the “Acquirer”), the restrictions set forth in this Section 8.2 shall not apply to such member of the Seller Group, any of their respective Subsidiaries, the Acquirer or any of the Acquirer’s Affiliates; provided, however, if a member of the Seller Group undergoes a Change of Control that is consummated prior to the Fall Away Date, the restrictions set forth in this Section 8.2 shall only apply to any such member of the Seller Group and not to the Acquirer in such Change of Control; provided, further, that, notwithstanding the foregoing proviso, following the Fall Away Date, the restrictions set forth in this Section 8.2 shall no longer apply to any such member of the Seller Group that undergoes a Change of Control that is consummated prior to the Fall Away Date. Nothing in this Section 8.2(c) shall be deemed to limit or waive any rights or remedies of Buyer (or another member of the Buyer Group) in the event that a member of the Seller Group breaches the restrictions set forth in this Section 8.2 prior to the Fall Away Date.
(d)For purposes of this Section 8.2, “Change of Control” means, with respect to any member of the Seller Group, (i) acquisition of such member of the Seller Group by another Person by means of any transaction or series of related transactions to which such member of the Seller Group is a party (including any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders, directly or indirectly, of the voting securities of such member of the Seller Group outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, directly or indirectly, at least a majority of the total voting power represented by the outstanding voting securities of such member of the Seller Group or such other surviving or resulting entity (or if such member of the Seller Group or such other surviving or resulting entity is a wholly-owned Subsidiary immediately following such acquisition, its parent), or (ii) a sale, lease or other disposition of all or substantially all of the assets of such member of the Seller Group and its Subsidiaries taken as a whole by means of any transaction or series of related transactions, except, where such sale, lease or other disposition is to an Affiliate of such member of the Seller Group or [***].
8.3Non-Solicit.  For a period of [***] from the Closing, Seller shall not, and shall cause the other members of the Seller Group (and each of their respective Subsidiaries) not to, without the prior written consent of the Buyer, hire, employ, solicit to employ, or solicit to provide services to Seller or any of the other members of the Seller Group (or any of their respective Subsidiaries), any Transferred Employee, other than such employees whose employment or service provider relationship with Buyer or its Affiliates was terminated for any reason at least six (6) months prior to any solicitation or hiring, provided that this Section 8.3 shall not prohibit generalized searches for employees through media advertisements or employment firms that are not focused on or directed to any Transferred Employees.
8.4Reasonable Restraint.  The parties agree that the foregoing covenants in this Article VIII impose a reasonable restraint on Seller in light of the activities and operations of the Business and Buyer and its Affiliates on the date of the execution of this Agreement and the current plans of the Business and Buyer and its Affiliates.
8.5Severability; Reformation.  The covenants in this Article VIII are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and the Agreement shall thereby be reformed.
8.6Independent Covenant.  The parties expressly acknowledge that the terms and conditions of this Article VIII are independent of the terms and conditions of any other agreements entered into in connection with this Agreement. It is specifically agreed that the periods set forth in this Article VIII during which the agreements and covenants made in this Article VIII shall be effective, shall be computed by excluding from such computation any time during which the Person bound by such agreement or covenant is found by a court of competent jurisdiction to have been in violation of any provision of this Article VIII. The covenants contained in this Article VIII shall not be affected by any breach of any other provision hereof by any party hereto.
8.7Materiality.  Each of the parties hereto hereby agrees that the covenants set forth in this Article VIII are a material and substantial part of the Transactions, supported by adequate consideration.
ARTICAL IX
CONDITIONS PRECEDENT TO CLOSING
9.1Conditions Precedent to Obligations of Buyer and Seller.  The respective obligations of the parties to consummate and cause the consummation of the Transactions shall be subject to the satisfaction (or waiver by the party for whose benefit such condition exists) on or prior to the Closing Date of each of the following conditions:
(a)No Order.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is in effect on the Closing Date which has or would have the effect of prohibiting, enjoining or restraining the consummation of the Transactions to occur on the Closing Date or otherwise making such transactions illegal; and
(b)Antitrust Approvals.  The waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early and all non-U.S. antitrust approvals, if any such approvals are required, shall have been obtained (or the waiting periods thereunder shall have expired or terminated early).
9.2Conditions Precedent to the Obligations of Buyer.  The obligations of Buyer to purchase and pay for the Acquired Assets and assume the Assumed Liabilities are subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by Buyer:
(a)Representations and Warranties.  (x) The representations and warranties of Seller contained in this Agreement (other than the Fundamental Representations and the representations and warranties set forth in Section 4.18(b)), which representations and warranties shall be deemed for purposes of this Section 9.2(a) not to include any qualifications or limitations with respect to materiality or Business Material Adverse Effect set forth therein, shall be true and correct in all respects on the date of this Agreement and on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct in all respects as of such other date), except as would not, individually or in the aggregate, have a Business Material Adverse Effect, and (y) the Fundamental Representations and the representations and warranties set forth in Section 4.18(b), which representations and warranties shall be deemed for purposes of this Section 9.2(a) not to include any qualifications or limitations with respect to materiality or Business Material Adverse Effect set forth therein, shall be true and correct in all material respects on the date of this Agreement and on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct in all material respects as of such other date). Seller shall have delivered to Buyer a certificate, dated the Closing Date, signed by an authorized officer of Seller, confirming the matters set forth in the foregoing;
(b)Litigation.  There shall be no action, suit, claim, order, injunction or proceeding of any nature pending or threatened, against Buyer or Seller, any of their respective officers, directors or Affiliates, the Acquired Assets or Assumed Liabilities by any Person arising out of, or related to, the Transactions;
(c)Covenants.  Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing. Seller shall have delivered to Buyer a certificate, dated the Closing Date, signed by an authorized officer of Seller, confirming the matters set forth in the foregoing;
(d)Required Consents. Each of the consents, waivers, approvals, authorizations and notices identified on Schedule 9.2(c) shall have been obtained and shall be in full force and effect;
(e)No Business Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Business Material Adverse Effect;
(f)Corporate Approvals. Seller shall have delivered a certificate executed by the Secretary of Seller certifying that attached thereto is (A) a true and complete copy of the Governing Documents, and (B) true and complete copies of resolutions of Seller’s directors, authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the Transactions, which resolutions have not been modified, rescinded or revoked;

(g)Business Employees. No more than 10% of the Business Employees employed by the Seller Group as of the date hereof shall have (i) ceased to be Business Employees as of immediately prior to the Closing or (ii) notified (whether formally or informally) Seller (or any of Seller’s Affiliates) of their intention to not commence employment with Buyer (or another member of the Buyer Group) following the Closing Date;
(h)Key Employees. None of the Key Employees who have accepted offer letters for employment with Buyer (or one of its Affiliates), to be effective as of the Closing, shall have notified (whether formally or informally) Buyer or Seller (or any of their respective Affiliates) of his or her intention to not commence employment with Buyer (or another member of the Buyer Group) following the Closing Date;
(i)Ancillary Agreements. Each of Seller and the other members of the Seller Group shall have executed and delivered each of the Ancillary Agreements to which it is to be a party and the certificates requested by Buyer pursuant to Section 2.2(b) and each such Ancillary Agreement shall be in full force and effect; and
(j)Seller’s Closing Deliverables. The Seller Group shall have made all the deliveries required to be made by Seller and the other members of the Seller Group pursuant to Section 2.2 (other than as contemplated by Section 2.2(b)(viii)(B)).
9.3Conditions Precedent to the Obligations of Seller.  The obligations of Seller to sell and deliver the Acquired Assets to Buyer are subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by Seller:
(a)Representations and Warranties. (x) The representations and warranties of Buyer contained in this Agreement (other than the representations and warranties contained in Sections 5.1, 5.2 and 5.7) which representations and warranties shall be deemed for purposes of this Section 9.3(a) not to include any qualifications or limitations with respect to materiality or material adverse effect set forth therein, shall be true and correct in all respects on the date of this Agreement and on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct in all respects as of such other date), except as would not, individually or in the aggregate, have a material adverse effect on the ability of the Buyer Group to perform their respective obligations under this Agreement or the Transaction Documents or to consummate the Transactions, and (y) the representations and warranties of Buyer contained in Sections 5.1, 5.2 and 5.7 of this Agreement, which representations and warranties shall be deemed for purposes of this Section 9.3(a) not to include any qualifications or limitations with respect to materiality or material adverse effect set forth therein, shall be true and correct in all material respects on the date of this Agreement and on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct in all respects as of such other date). Buyer shall have delivered to Seller a certificate, dated the Closing Date, signed by an authorized officer of Buyer, confirming the matters set forth in the foregoing.;
(b)Covenants. Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer at or prior to the Closing. Buyer shall have delivered to Seller a certificate, dated the Closing Date, signed by an authorized officer of Buyer, confirming the matters set forth in the foregoing;
(c)Ancillary Agreements. Each of Buyer and the other members of the Buyer Group shall have executed and delivered each of the Ancillary Agreements to which it is to be a party and the certificates requested by Seller pursuant to Section 2.2(a) and each such Ancillary Agreement shall be in full force and effect; and
(d)Buyer’s Closing Deliveries. The Buyer Group shall have made all the deliveries required to be made by the Buyer Group pursuant to Section 2.2 (other than the payment of the Purchase Price and other than as contemplated by Section 2.2(a)(viii)(B)).
ARTICAL X
INDEMNIFICATION; SURVIVAL
10.1Survival and Expiration of Representations, Warranties, Covenants and Agreements.  All representations and warranties contained in this Agreement shall survive the Closing and remain in full force and effect for a period of [***] following the Closing Date (the “Survival Date”); provided that the representations and warranties set forth in [***] shall survive until the expiration of all applicable statutes of limitations with respect to the matters addressed therein (including any extensions or tolling thereof); provided further that (A) any representation or warranty set forth in this Agreement that would otherwise terminate in accordance with this Section 10.1 will continue to survive if a written notice of a breach thereof shall have been timely given to the breaching party by the other party prior to 5:00 pm (Pacific Time) on such termination date, until the related claim for indemnification has been finally satisfied or otherwise resolved as provided in this Article X and (B) any covenant and agreement set forth in this Agreement shall survive indefinitely. The parties acknowledge that the time periods set forth in this Section 10.1 are the result of arms-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties and to supersede any statutes of limitations otherwise applicable.
10.2Indemnification by Seller.  Subject to the terms and conditions of this Article X, following the Closing, Seller shall for itself (where it is acting as Seller), and otherwise as agent for the Seller Group, indemnify Buyer, each of its Affiliates, and their respective successors, assigns, officers, directors, employees (each, a “Buyer Indemnified Person”) and agents against, and hold them harmless from, any Loss suffered or incurred by any such Indemnified Person, whether such Loss exists or accrues prior or subsequent to the Closing Date resulting from or in connection with:
(a)any breach or inaccuracy of any representation or warranty of Seller contained in this Agreement;
(b)any breach of any covenant or agreement of Seller contained in this Agreement;
(c)any Liabilities in respect of the Warranty Obligations and the Return Obligations that, in the aggregate, exceed [***]; and
(d)any of the Excluded Liabilities.
10.3Indemnification by Buyer.  Subject to the terms and conditions of this Article X, following the Closing, Buyer shall for itself (where it is acting as Buyer), and otherwise as agent for the Buyer Group, indemnify Seller, each of its Affiliates, and their respective successors, assigns, officers, directors, employees and agents (each, a “Seller Indemnified Person”) against, and hold them harmless from, any Loss suffered or incurred by any such Indemnified Person, whether such Loss exists or accrues prior or subsequent to the Closing Date resulting from or in connection with:
(a)any breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement;

(b)any breach of any covenant or agreement of Buyer contained in this Agreement; and
(c)any of the Assumed Liabilities.
10.4Limitation on Indemnification.  Notwithstanding the foregoing (i) other than in respect of the Fundamental Representations or in respect of the representations and warranties set forth in Section 4.18(b) (Sufficiency) or in the case of Fraud or Intentional Misrepresentation, (A) Seller shall have no Liability under Section 10.2(a), and (B) Buyer shall have no Liability under Section 10.3(a), until in each case the aggregate of all Losses of the Indemnified Persons thereunder exceeds [***] (the “Deductible”), at which point the Indemnifying Person will be obligated to indemnify the Indemnified Persons against all Losses that exceed [***] without regard to the Deductible, (ii) other than in respect of the Fundamental Representations or in respect of the representations and warranties set forth in Section 4.18(b) (Sufficiency) or in the case of Fraud or Intentional Misrepresentation, the aggregate Liability for Seller under Section 10.2(a) for all Losses shall in no event exceed [***], (iii) except in the case of Fraud or Intentional Misrepresentation (A) the aggregate Liability for Seller under Section 10.2(a) (in respect of the Fundamental Representations or in respect of the representations and warranties set forth in Section 4.18(b) (Sufficiency)), 10.2(b), 10.2(c), and 10.2(d) and (B) the aggregate Liability for Buyer under Sections 10.3(a) and 10.3(b), in each case for all Losses, shall in no event exceed [***], and (iv)(A) the aggregate Liability for Seller under Section 10.2(e) and (B) the aggregate Liability for Buyer under Sections 10.3(c), shall in each case be unlimited.
10.5Losses.  Subject to the terms and conditions of this Article X following the Closing:
(a)When determining the amount of Losses suffered by an Indemnified Person as a result of any breach, inaccuracy or failure of any representation, warranty, covenant or agreement given or made by Seller or Buyer that is qualified or limited in scope as to materiality, Business Material Adverse Effect or Knowledge, such representation, warranty, covenant or agreement shall be deemed to be made or given without such qualification or limitation;
(b)Losses shall be limited to the amount of any Liability that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or similar payment actually received by the Indemnified Person in respect of any such claim (net of any fees, expenses or similar costs incurred by the Indemnified Person in connection with such collection or recovery, including, without limitation, any increase of insurance premiums), and the Indemnified Person shall use its commercially reasonable efforts to recover under its insurance policies or indemnity, contribution or similar agreements for any such Losses;
(c)Each Indemnified Person shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss provided, that neither Buyer nor any of its Affiliates shall be required to seek payment or reimbursement of any Taxes from another Person if Buyer determines in good faith that it would adversely affect any ongoing business or customer relationships;
(d)In no event shall any Indemnifying Party be liable to any Indemnified Person for any punitive damages, except to the extent paid to a third party;
(e)The indemnities herein are intended solely for the benefit of the Persons expressly identified in this Article X (and their permitted successors and assigns), including, without limitation, those members of the Seller Group and Buyer Group, as the case may be, who are not parties to this Agreement, and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person; and

(f)If an Indemnified Person’s claim under this Article X may be brought under multiple subsections of Section 10.2, then such Indemnified Person shall have the right to bring such claim under any one or more applicable section it chooses in accordance with this Article X.
10.6Termination of Indemnification.
The obligations to indemnify and hold harmless an Indemnified Person pursuant to Section 10.2 shall survive indefinitely, except to the extent an applicable representation, warranty, covenant or agreement terminates pursuant to Section 10.1, provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any specific matter as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a Claim Certificate to the Indemnifying Person.
10.7Procedures Relating to Indemnification.
(a)Claims for Indemnification. Whenever any claim shall arise for indemnification hereunder, the Indemnified Person shall promptly provide a Claim Certificate to the Indemnifying Party. If the Indemnifying Person does not object in writing within the thirty (30) calendar day period after delivery by Buyer of the Claim Certificate to the Indemnifying Person (the “Objection Period”), such failure to so object shall be an irrevocable acknowledgment by the Indemnifying Person that the Indemnified Person is entitled to the full amount of the claim for Losses set forth in such Claim Certificate (such amount, the “Claim Amount”), and, (x) in the case of a claim against the Escrow Fund, the parties agree to promptly, and in no event later than three (3) business days after the expiration of the Objection Period, execute and deliver to the Escrow Agent a joint written direction to cause the Escrow Agent to release, from the Escrow Fund, the Claim Amount to the Indemnified Party, and (y) in the case that an Indemnified Person pursues a claim directly against an Indemnifying Person, the Indemnifying Person shall promptly, and in no event later than three (3) business days after the expiration of the Objection Period, deliver by wire transfer of immediately available funds to an account designated in writing by the Indemnified Person an amount in cash equal to the Claim Amount.
(b)Objections to Claims.
(i)If such Indemnifying Person shall deliver to the Indemnified Person a written objection (an “Objection Notice”) to any claim or claims made in any Claim Certificate (which such Objection Notice shall specify, in reasonable detail, the Indemnifying Person’s basis for objecting to the claim or claims made in such Claim Certificate and the amount of Losses stated therein) prior to the expiration of the Objection Period, the Indemnifying Person and the Indemnified Person shall attempt in good faith to agree upon the rights and obligations of the respective parties with respect to each of such claims. If the Indemnifying Person and the Indemnified Person should so agree, a memorandum setting forth such agreement shall be promptly prepared and signed by both parties and, (x) in the case of a claim against the Escrow Fund, shall be furnished to the Escrow Agent together with a joint written instruction to cause the Escrow Agent to release cash from the Escrow Fund in accordance with the agreement set forth in such memorandum (y) and, in the case of a claim directly against an Indemnifying Person, to such Indemnifying Person, and such Indemnifying Person shall promptly deliver by wire transfer of immediately available funds to an account designated in writing by the Indemnified Person the cash amount set forth in such memorandum.
(ii)If no such agreement can be reached after good faith negotiation and prior to thirty (30) calendar days after delivery of an Objection Notice, either the Indemnifying Person or the Indemnified Person may take such legal action as is permitted in accordance with the terms of this

Agreement and, in the case of a claim against the Escrow Fund, upon a final resolution of such legal action, the Indemnifying Person and the Indemnifying Person shall promptly (and in no event later than three (3) business days following such final resolution) cause the Escrow Agent, to release cash from the Escrow Fund in accordance with the terms of such award, judgment, decree or order as applicable.
(c)Third-Party Claims.
(i)In order for an Indemnified Person to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any third party against the Indemnified Person (a “Third-Party Claim”), such Indemnified Person must promptly provide the Indemnifying Person with a Claim Certificate regarding the Third-Party Claim; provided, however, that failure to give such notification promptly shall not affect the indemnification provided hereunder except to the extent the Indemnifying Person shall have been actually and materially prejudiced as a result of such failure. Thereafter, the Indemnified Person shall deliver to the Indemnifying Person, promptly after the Indemnified Person’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Person relating to the Third-Party Claim.
(ii)If a Third-Party Claim is made against an Indemnified Person, the Indemnifying Persons shall be entitled, at the Indemnifying Persons’ expense, to participate in the defense and, if it so chooses, to assume the defense of, such Third Party Claim, with counsel selected by the Indemnifying Persons. Should the Indemnifying Persons so elect to assume the defense of a Third-Party Claim, the Indemnifying Persons will not be liable to the Indemnified Persons for legal fees and expenses subsequently incurred by the Indemnified Persons in connection with the defense thereof. If the Indemnifying Persons assume such defense, the Indemnified Persons shall have the right to participate in the defense of such Third-Party Claim and, at their own expense, to employ counsel reasonably acceptable to the Indemnifying Persons, separate from the counsel employed by the Indemnifying Persons (it being understood that the Indemnifying Persons shall control such defense). The Indemnifying Persons shall be liable for the fees and expenses of counsel employed by the Indemnified Parties for any period during which the Indemnifying Person has not assumed the defense thereof within ten (10) Business Days of being notified in writing by the Indemnified Persons of such Third Party Claim. If the Indemnifying Persons choose to defend or prosecute any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Persons’ request) the provision to the Indemnifying Persons of records and information which are reasonably relevant to such Third-Party Claim, and making officers, directors, employees and agents of the Indemnified Parties available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other assistance as may be reasonably requested by the Indemnifying Persons. Notwithstanding the foregoing, in the event a Third-Party Claim is made against an Indemnified Person as to which such Indemnified Person is entitled to seek indemnification hereunder and such Third-Party Claim involves a claim (i) that, in the reasonable judgment of the Indemnified Persons, could materially adversely affect the Business or the Buyer Group’s other businesses in any respect, (ii) relating to, or otherwise in connection with, the Transferred Technology or the Transferred Intellectual Property Rights, or (iii) involving criminal Liability of any Indemnified Person or in which equitable relief (including without limitation injunctive relief) is sought against any Indemnified Persons, then in each such case the Indemnifying Person shall not have the right to elect to retain the defense of such Third-Party Claim (or, if such Third-Party Claim was previously assumed by the Indemnifying Persons, the Indemnifying Persons shall immediately relinquish control thereof to the Indemnified Persons), provided, however, clauses (i) and (ii) shall not apply in respect of a Third-Party Claims relating to Taxes. Whether or not the Indemnifying Persons shall have assumed the defense of a Third-Party Claim, the Indemnified Persons shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Persons’ prior written consent (which consent shall not be unreasonably withheld or delayed).
(iii)The Indemnifying Persons shall not admit any Liability with respect to, or settle, compromise or discharge any Third-Party Claim without the Indemnified Persons’ prior written consent (which consent shall not be unreasonably withheld or delayed). In the event that the Indemnifying Persons have consented to any settlement hereunder, the Indemnifying Persons shall have no power or authority to object under any provision of this Article X to the amount of any Third-Party Claim by Buyer against the Escrow Fund, or against the Indemnifying Persons directly, as the case may be, with respect to such settlement. The Escrow Agent shall not disburse any portion of the Escrow Fund to any third party except in accordance with joint written instructions received from Buyer and Seller.
10.8Escrow;.
(a)Escrow Fund. A portion of the Purchase Price equal to the Escrow Amount shall be deposited with the Escrow Agent, and such funds (together with any interest or other earnings on such Escrow Amount) (the “Escrow Fund”) shall be available to compensate the Indemnified Persons for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Article X. Except in the case of Fraud or Intentional Misrepresentation, the parties agree that the Escrow Fund is the sole and exclusive source of recovery for claims made under Section 10.2(a) for monetary damages (other than claims for any breach or inaccuracy of any Fundamental Representations or in respect of the representations and warranties set forth in Section 4.18(b) (Sufficiency)) and the first source of recovery for any other claims made under Section 10.2.
(b)Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m. Pacific time on the Survival Date (the “Escrow Period”). On the date that is [***] following the Closing Date (the “Initial Distribution Date”), Buyer and Seller shall deliver a joint written instruction to cause the Escrow Agent to distribute to Seller [***] of the difference between (i) the funds remaining in the Escrow Fund as of such date minus (ii) any amount in respect of any unsatisfied claims specified in any Claim Certificate (“Unresolved Claims”) delivered to the Escrow Agent and Seller prior to the Initial Distribution Date. On the Survival Date, Buyer and Seller shall deliver a joint written instruction to cause the Escrow Agent to distribute the remaining portion of the Escrow Fund to Seller; provided, however, that the Escrow Fund shall not terminate with respect to any amount in respect of any Unresolved Claims delivered to the Escrow Agent and Seller prior to the Survival Date, and any such amount shall not be distributed to Seller at such time. As soon as all such Unresolved Claims have been resolved Buyer and Seller shall deliver a joint written instruction to cause the Escrow Agent to (i) deliver to Buyer the remaining portion of the Escrow Fund required to satisfy such Unresolved Claims and (ii) deliver to Seller the remaining portion of the Escrow Fund, if any, not required to satisfy such Unresolved Claims.
10.9Exclusive Remedies. Subject to Section 12.3, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for monetary damages under Article X or otherwise relating to the subject matter of this Agreement (other than claims arising from Fraud or Intentional Misrepresentation) shall be pursuant to the indemnification provisions set forth in this Article X.
10.10Purchase Price Adjustment.  Any payments pursuant to this Article X shall be treated for all Tax purposes as an adjustment to the purchase price payable for the Business under this Agreement, except as otherwise required by applicable Law.

ARTICAL XI
TERMINATION OF AGGREMENT
11.1Termination.  This Agreement may be terminated prior to the Closing as follows:
(a)By the mutual written consent of the Buyer and Seller;
(b)By either Buyer on the one hand or Seller on the other hand, if the Closing shall not have occurred on or before [***] (the “Termination Date”); provided, however, that the right to terminate this Agreement under this subsection (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been a primary cause of, or resulted in, the failure of the Closing to occur prior to such date and such failure to fulfill any obligation constitutes a breach of this Agreement; provided, further, that (A) if the condition set forth in Section 9.1(b) shall not have been satisfied on or before the Termination Date because of the failure to obtain the approvals described therein but all of the other conditions set forth in Article IX have been satisfied (or are capable of being satisfied at Closing), either Buyer or Seller may extend the Termination Date until [***], by notice delivered to the other party, in which case the Termination Date shall be deemed for all purposes to be such date (the “First Extension”) and (B) if either such party exercises the First Extension and, on the new Termination Date after the First Extension the condition set forth in Section 9.1(b) shall not have been satisfied on or before such new Termination Date because of the failure to obtain the approvals described therein but all of the other conditions set forth in Article IX have been satisfied (or are capable of being satisfied at Closing), either Buyer or Seller may extend the Termination Date until [***], by notice delivered to the other party, in which case the Termination Date shall be deemed for all purposes to be such date;
(c)By either Buyer on the one hand or Seller on the other hand if (i) the consummation of the Transactions shall violate any Order that shall have become final and non-appealable or (ii) there shall be a Law that makes the Transactions illegal or otherwise prohibited; or
(d)By either Buyer on the one hand or Seller on the other hand, by giving written notice to the other party, in the event of a material breach of this Agreement by the non-terminating party if such non-terminating party fails to cure such breach within thirty (30) calendar days following written notification thereof by the terminating party.
11.2Effect of Termination.  In the event of termination of this Agreement as permitted by Section 11.1, this Agreement shall become void and of no further force and effect, except for the following provisions, which shall remain in full force and effect: Section 7.12 (Publicity), Section 8.1(a) (Confidentiality), this Section 11.2 and Article XII. Nothing in this Section 11.2 shall be deemed to release any party from any Liability for any material breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.
ARTICAL XII
MISCELLANEOUS
12.1Expenses.  Whether or not the Transactions are consummated, and except as otherwise provided in this Agreement, Seller, on the one hand, and Buyer, on the other hand shall bear their respective fees, costs and expenses (including legal and accounting fees) incurred in connection with the preparation, negotiation, execution and performance of this Agreement, the other Transaction Documents and the Transactions. Buyer shall pay one-half and Seller shall pay one-half of: (a) all filing fees required in connection with the Transaction pursuant to the HSR Act or any other applicable Antitrust Regulations, including those from the European Union, and (b) the fees and expenses of the Escrow Agent (as defined in the Escrow Agreement) under the Escrow Agreement.
12.2Governing Law.  This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of Law principles that would require the application of any other Law.
12.3Enforcement.  Each party hereto acknowledges that the other party will be irreparably harmed and that there will be no adequate remedy at Law for any violation by any party of any of the covenants or agreements contained in this Agreement, including the noncompetition and confidentiality obligations set forth in Article X. It is accordingly agreed that, in addition to any other remedies that may be available upon the breach of any such covenants or agreements, each party hereto shall have the right to injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other party’s covenants and agreements contained in this Agreement.
12.4Attorneys’ Fees.  [***]
12.5Waiver.  Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the other Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the other Transaction Documents can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or any of the other Transaction Documents. Any extension or waiver by any party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such party.
12.6Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed given to a party when (a) delivered by hand or by a nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment, or (c) sent by electronic mail without any mail delivery errors, in each case to the following:
if to Seller, to:

AG Acquisition Corporation
[***]

with a copy (which shall not constitute notice) to:

Foley Hoag LLP
[***]

if to Buyer, to:

Logitech Europe S.A.
[***]

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Professional Corporation
[***]
Either party hereto may change its contact information for notices and other communications hereunder by notice to the other party hereto.
12.7Assignment.  This Agreement and the rights, obligations or liabilities of the parties hereunder shall not be assigned or transferred by either party (including by operation of Law or in connection with a merger or sale of substantially all the assets, stock or membership interests of such party) without the prior written consent of the other party (which shall not be unreasonably withheld); provided, however, that (x) Buyer may assign any or all of its rights hereunder, other than the parent guaranty set forth in Section 7.14, to any of its Affiliates and (y) either Buyer or Seller may assign any or all of its rights hereunder in connection with a change of control of such party (including by operation of law, merger, or the sale of all or substantially all of equity interests of such party) or in connection with a sale of all or substantially all of the assets of such party only if the acquirer expressly assumes (in writing) all of the liabilities and obligations of such party set forth in this Agreement and each Ancillary Agreement. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon and inure to the benefit of the permitted assigns of the parties. Any attempted assignment in violation of the provisions hereof shall be null and void and have no effect.
12.8No Third-Party Beneficiaries.  Except for Indemnified Persons as contemplated in Sections 10.2, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights, remedy or claim hereunder.
12.9Amendments.  This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Buyer and Seller.
12.10Interpretation, Exhibits and Schedules.
(a)The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” Except when the context otherwise requires, references to Sections, Articles, Exhibits or Schedules contained herein refer to Sections, Articles, Exhibits or Schedules of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

Any capitalized terms used in any Schedule or Exhibit, but not otherwise defined therein, shall have the meaning as defined in this Agreement.
(b)All accounting terms shall have the meaning specified by GAAP unless otherwise specified, and all financial statements and certificates and reports as to financial matters required to be delivered hereunder shall be prepared in accordance with GAAP.
(c)All references to “Dollars” or “$” means the official currency of the United States.
(d)References to any statute or regulation are to such statute or regulation, as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute) and to any section of any statute or regulation include any successor to such section.
12.11 Entire Agreement.  This Agreement (which includes the Schedules hereto) and the other Transaction Documents contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written agreements and understandings relating to such subject matter.
12.12Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The preceding sentence is in addition to and not in place of the severability provisions in Section 8.5.
12.13Mutual Drafting.  The parties hereto are sophisticated and have been represented by lawyers who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any Laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.
12.14Counterparts.  This Agreement may be executed in counterparts, both of which shall be considered one and the same agreement, and shall become effective when both such counterparts have been signed by each of the parties and delivered to the other party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts. Once this Agreement is signed, any reproduction of this Agreement made by reliable means (for example, photocopy or facsimile) is considered an original, to the extent permissible under applicable Law.
12.15Attorney-Client Privilege.  Each party to this Agreement agrees to permit (and shall take reasonable steps requested by any party hereto at such requesting party’s expense so that) any privilege attaching as a result of the services provided by Foley Hoag LLP as counsel to the Seller Group in connection with the transactions contemplated by this Agreement to survive the Closing and to remain in effect, and such privilege shall continue to be controlled solely by the applicable member of the Seller Group following the Closing. In addition, if the Closing occurs, all of the client files and records in the possession of Foley Hoag LLP related to this Agreement shall continue to be property of (and be controlled by) the Seller Group, and Buyer and its Affiliates shall not have any access to them.
12.16Waiver of Jury Trial.  THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR

HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT EITHER OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
[SIGNATURE PAGE FOLLOWS ON NEXT PAGE]

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Asset Purchase Agreement on the date first above written.

AG Acquisition Corporation

By:     /s/ [***]
Name: [***]
Title: [***]

For purposes of Section 7.16 only:

Skullcandy, Inc.

By:     /s/ [***]
Name: [***]
Title: [***]

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Asset Purchase Agreement on the date first above written.

Logitech Europe S.A.

By:     /s/ [***]
Name: [***]
Title: [***]

By:     /s/ [***]
Name: [***]
Title: [***]

For purposes of Section 7.16 only:
Logitech International S.A.

By:     /s/ [***]
Name: [***]
Title: [***]

By:     /s/ [***]
Name: [***]
Title: [***]

B4695640.6

ANNEX A
Definitions
As used in this Agreement, the following terms have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
“Accounting Firm” means Ernst & Young, or if Ernst & Young is unable or unwilling to provide the services required hereunder, then an independent accounting firm that is mutually acceptable to Buyer and Seller.
“Accounts Payable” means (a) all trade accounts payable and obligations to make payments to suppliers and other service providers of the Business, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered to the Business, (b) all other accounts payable by the Seller Group, and (c) any claim, remedy or other right related to any of the foregoing.
“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of the Seller Group, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business, (b) all other accounts or notes receivable of the Seller Group, and (c) any claim, remedy or other right related to any of the foregoing.
“Affiliate” means with respect to any Person, any other Person controlling, controlled by or under common control with such first Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Ancillary Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the Escrow Agreement, the Lease Assignment, the IP Assignment Agreements, the Local Asset Transfer Agreements and the Transition Services Agreement.
“A38 Intellectual Property Rights” means, to the extent owned by any member of the Seller Group, the Intellectual Property Rights embodied by the A38 Technology or A38 Products and not in any other Acquired Assets or Business Products, and/or Patents that would, absent a license thereto or ownership thereof, be infringed by the making, using, selling or importing of the A38 Products and not by any other Acquired Assets or Business Products.
“A38 Products” means the Business Products set forth on Schedule A-9.
“A38 Technology” means any member of the Seller Group’s proprietary Technology for on-ear headset cushion design wherein the volume of the cushion is not acoustically coupled to the front cavity volume, as such design is used or embodied in the A38 Products and not in any other Acquired Assets or Business Products.
“Assignment and Assumption Agreement” means an assignment and assumption agreement in the form of Exhibit A hereto.
“Bill of Sale” means the bill of sale substantially in the form of Exhibit B hereto.

“Books and Records” means all business records, personnel records, financial books and records, sales order files, purchase order files, engineering order files, warranty and repair files, supplier lists, customer lists, dealer, representative and distributor lists, studies, and technical data to the extent related primarily to the Business.
“Business” means the Seller Group’s gaming headset business currently conducted under the “Astro” brand, including the Seller Group’s worldwide business and operations of developing and manufacturing the Business Products, having the Business Products developed and manufactured by third parties, marketing, selling, leasing, licensing, and distributing the Business Products, providing customer and engineering support directly and through third parties (including software support) for the Business Products.
“Business Confidential Information” means all material and information (including confidential Technology, customer and supplier lists, pricing information, marketing plans, market studies, client development plans, and business acquisition plans) that is confidential (whether or not specifically labeled or identified as “confidential”) or a Trade Secret, in any form or medium, to the extent primarily related to, or primarily used in the operation of, the Business or part of the Acquired Assets and known to the Transferred Employees or disclosed to Buyer by Seller in connection with the Transactions, including any Transferred Trade Secrets. Notwithstanding the foregoing, “Business Confidential Information” does not include (a) information that was or has become generally available to the public other than as a result of disclosure by Seller after the date hereof in breach of this Agreement, or (b) is independently developed by Seller or any member of the Seller Group after the Closing without the use of the Business Confidential Information and not in violation of this Agreement.
“Business Employee” means, prior to the Closing, each Employee who is employed in or providing services to the Business and listed on Section 4.14(a) of the Disclosure Letter.
“Business Material Adverse Effect” means any change, fact, circumstance, condition, event or effect (each, an “Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to be materially adverse to (a) the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or workforce of the Business, (b) the ability of the Buyer Group to operate the Business after the Closing Date as it is presently operated or (c) the ability of the Seller Group to perform their respective obligations under this Agreement and the Ancillary Agreements or to consummate the Transactions; provided, however, that “Business Material Adverse Effect” shall not include any Effects, directly or indirectly, arising out of or attributable to: (i) changes generally affecting the industry in which the Business operates, or the United States or worldwide economy (but only to the extent such Effects do not have an adverse effect on the Business that is disproportionate as compared to other businesses in the industry); (ii) general economic or political conditions (but only to the extent such Effects do not have an adverse effect on the Business that is disproportionate as compared to other businesses in the industry); (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates (but only to the extent such Effects do not have an adverse effect on the Business that is disproportionate as compared to other businesses in the industry); (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof (but only to the extent such Effects do not have an adverse effect on the Business that is disproportionate as compared to other businesses in the industry); (v) any changes in applicable Laws or accounting rules (including GAAP) (but only to the extent such Effects do not have an adverse effect on the Business that is disproportionate as compared to other businesses in the industry); (vi) the announcement, pendency or completion of the transactions contemplated by this Agreement; (vii) any natural or man-made disaster or acts of God (but only to the extent such Effects do not have an adverse effect on the Business that is disproportionate as compared to other businesses in the industry); or (viii) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions

(provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).
“Business Products” means the gaming headsets, controllers and audio products, accessories and merchandise that are, or are proposed to be, marketed, licensed or sold by the Business, or manufactured by or for the Business, and that are listed in Schedule A-1.
“Business Property” means any Real Property currently owned, occupied, leased, or operated by any member of the Seller Group in connection with the Business.
“Buyer Group” means Buyer Parent and each of its direct or indirect subsidiaries (including Buyer).
“Buyer Parent” means Logitech International S.A., a joint stock company incorporated under the laws of Switzerland.
“China RoHS” means China’s Management Methods on the Control of Pollution Caused by Electronic Information Products, as amended, and all implementing Laws.
“Claim Certificate” means a certificate signed by any officer of an Indemnified Person: (1) stating that an Indemnified Person has paid, sustained, incurred, or properly accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (2) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred, or properly accrued, or the basis for such anticipated Liability, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related.
“Code” means the Internal Revenue Code of 1986, as amended.
“Confidentiality Agreement” means that certain mutual non-disclosure agreement, dated as of April 18, 2016, and amended as of February 15, 2017, between Seller Parent, Seller and Buyer Parent.
“Contracts” means all binding contracts, agreements, subcontracts, indentures, notes, bonds, loans, instruments, leases, subleases, mortgages, franchises, licenses, purchase orders, sale orders, proposals, bids, understandings or commitments.
“Copyable Technology” means Technology that is a form that can be copied or replicated without material cost, including documentation, Software, and computer and data files.
“Copyright” means copyrights (whether or not registered in any jurisdiction) and applications for registration of copyright and similar or equivalent rights in works of authorship, including mask work rights, arising anywhere in the world.
“Covered Intellectual Property” means any Intellectual Property Rights (other than Trademarks and Internet Domains) owned or licensable by any member of the Seller Group that (i) absent a license thereto or ownership thereof, would have been infringed or misappropriated by the operation of the Business, including with respect to the design, development, manufacture, marketing, selling, leasing, licensing, and distribution of Business Products, or the Acquired Assets, and/or (ii) in the case of Copyrights and Trade Secrets, are embodied by, or disclosed by, the Acquired Assets, in each case as of or prior to the Closing Date. Notwithstanding the foregoing, except as provided in Section 6.3, the Covered Intellectual Property does not include the Excluded Patents.

“Employee Benefit Arrangements” means deferred compensation, option or other equity-based program, accidental death and dismemberment, life and health insurance and benefits (including medical, dental, vision and hospitalization), short- and long-term disability, fringe benefit, cafeteria plan, flexible spending account programs, bonus or incentive compensation (including such compensation related to the Transactions, whether paid by Seller or others), employment, severance, any plans, arrangements, or agreements providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof, and any other employee benefit arrangements, plans, contracts, policies or practices providing employee or executive compensation or benefits to any Business Employee, other than the Employee Plans.
“Employee” means any current or former employee, consultant, advisor, independent contractor, agent, officer or director of Seller or any ERISA Affiliate.
“Employee Plans” means each and all “employee benefit plans,” as defined in Section 3(3) of ERISA, maintained or contributed to by any member of the Seller Group or in which any member of the Seller Group participates or participated and which provides benefits to Business Employees or arrangements that would be so defined if they were not (a) otherwise exempt from ERISA by that or another section, (b) maintained outside the United States, or (c) individually negotiated or applicable only to one person and any such previously maintained plan or arrangement as to which any member of the Seller Group retains Liability.
“Environmental Claim” means any notice or claim alleging or asserting Liability for investigatory costs, cleanup costs, Governmental Entity response costs, remedial or corrective action, damages to natural resources or other property, personal injuries, or fines or penalties relating to (a) the presence or Release into the environment, of any Hazardous Material, or (b) circumstances forming the basis of any violation, or alleged violation, of, or any Liability under, any Environmental Law.
“Environmental Law” means any Law intending to protect, regulate or control the environment, pollution, natural resources, human health and safety, any Hazardous Material or any Hazardous Material Activity, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Clean Water Act, as amended, the Clean Air Act, as amended, the OSHA, the WEEE Directive, the RoHS Directive, and the China RoHS.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Bank of America, N.A.
“Escrow Agreement” means an Escrow Agreement substantially in the form of Exhibit C hereto.
“Escrow Amount” means [***].
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Patents” means those Patents of Seller Group, which claim Seller’s “bone-crusher,” haptic inventions, listed on Schedule A-8.
“Facilities” means all buildings and improvements and “Facility” means any of the foregoing.

“Fraud” means fraud with the intent to deceive in connection with the transactions contemplated by this Agreement.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governing Documents” means the certificate of incorporation of Seller and the bylaws of Seller, each as amended from time to time.
“Government Contract” means any prime Contract, subcontract, basic ordering agreement, letter Contract, purchase order, delivery order, bid, change order, arrangement or other commitment of any kind relating to the Business entered into between Seller and/or any other member of the Seller Group, on the one hand, and (a) the United States Government or any Non-U.S. Government, (b) any prime contractor to the United States Government or any Non-U.S. Government (in its capacity as such), or (c) any subcontractor with respect to any Contract described in clauses (a) or (b), on the other hand.
“Governmental Authorization” means any consent, approval, license, registration, security clearance, authorization, certificate or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law, including, where relevant, any Taxing Authority.
“Governmental Entity” means any court, tribunal, arbitrator or any government or quasi-governmental entity or municipality or political or other subdivision thereof, whether federal, state, city, county, local, provincial, non-U.S. or multinational, or any agency, department, board, authority, bureau, branch, commission, official or instrumentality of any of the foregoing.
“Hazardous Material” means (a) any petroleum, crude oil, natural gas, or any fraction, product or derivative thereof, radioactive materials, asbestos in any form; (b) any material, chemical, emission, substance, or waste that is toxic, hazardous, a pollutant, a contaminant, or otherwise a danger to health, reproduction or the environment; and (c) any other material, chemical, emission, or substance, or waste that is limited or regulated, or for which liability or standards of conduct may be imposed, by any Environmental Law.
“Hazardous Materials Activity” is the transportation, transfer, recycling, storage, use, treatment, disposal of, arrangement for the disposal of, discharge, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, including, without limitation, compliance with any recycling, product take-back or product content requirements (including, but not limited to, the RoHS Directive, WEEE Directive, and China RoHS, and their implementing Laws).
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” of any Person means, without duplication: (a) all Liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all Liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (b) all Liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as Liabilities; (c) all Liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (d) all Liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b) or (c) above to the extent of the obligation secured; and (e) all guarantees by such Person of any Liabilities of a third party of a nature similar to the types of Liabilities described in clauses (a), (b), (c) or (d) above, to the extent of the obligation guaranteed.
“Indemnified Person” means any Person claiming indemnification under any provision of Article X.
“Indemnifying Person” means any Person(s) against whom a claim for indemnification is being asserted pursuant to the provisions of Article X.
“Infrastructure Assets” means any assets (including Technology) used by the Seller Group in the general operation of its business regardless of whether such assets are also used in the operation of the Business, including e-mail systems; servers, network, telephone and communication systems and equipment; HR, accounting and payroll systems; IT systems; desktop computer software; database software; and general software development or control systems, tools or environments.
“Intellectual Property Rights” means any and all of the rights in or associated with the following throughout, or anywhere in, the world: (a) Patents, (b) Trademarks, (c) Copyrights, (d) Trade Secrets (e) Internet Properties, and (f) any equivalent right to any of the foregoing.
“Intentional Misrepresentation” shall mean, with respect to any Person, an actual and intentional misrepresentation with respect to the making of the representations and warranties of such party pursuant to this Agreement or any other Transaction Document to which such Person is a party; provided that such actual and intentional misrepresentation of the Seller or the Buyer, as the case may be, shall only be deemed to exist if any of the individuals included in the definition of “Knowledge” with respect to such Person had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to this Agreement or any other Transaction Document to which such Person is a party were actually breached when made.
“International Employee Plan” means each Employee Plan or Employee Benefit Arrangement that provides compensation or benefits to Business Employees who perform employment or other services outside the United States.
“Internet Properties” means Uniform Resource Locators, Web site addresses and domain names.
“Inventor Assignment Agreement” means an agreement with the respective Inventor assigning all right, title and interest to the Transferred Patents.
“Inventor” means each of the named inventors of each of the Transferred Patents as well as any inventor who should be or should have been named on each of the Transferred Patents.
“Inventory” means all raw materials, work-in-process, semi-finished goods, finished goods and merchandise, spare parts, packaging and other supplies related thereto.
“Key Employee” means [***].
“Knowledge of Buyer” means those facts or circumstances actually known by any of the Specified Officers of Buyer after due inquiry of such officer’s direct reports. For purposes of this definition, the term “Specified Officers of Buyer” means [***].

“Knowledge of Seller” means those facts or circumstances actually known by any of the Specified Officers of Seller after due inquiry of such officer’s direct reports. For purposes of this definition, the term “Specified Officers of Seller” means each of [***].
“Law” means any law, statute, principle of common law, rule, regulation, ordinance, code, directive, order, and other pronouncement having the effect of law of the United States of America, of any member state of the European Union, of any other country or any domestic or non-U.S. state, or of any Governmental Entity.
“Lease Agreement” means the lease agreement(s) for the Business Leasehold Property, as more specifically described on Schedule 1.1(b).
“Lease Assignment” means the assignments and assumption of Seller’s interest in the Transferred Lease Agreement in the form of Exhibit D hereto.
“Liability” means any direct or indirect liability, indebtedness, guaranty, claim, loss, damage, deficiency, assessment, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.
“Lien” means any mortgage, lien, pledge, hypothecation, charge, preference, security interest, attachment, claim, restriction, including transfer restrictions, put, call, right of first refusal, easement, servitude, right-of-way, option, warrant, conditional sale or installment contract or encumbrance of any kind and any financing lease involving substantially the same effect.
“Lien Releases” means duly executed written instruments, each in a form reasonably acceptable to Buyer, releasing the Liens other than Permitted Liens on the Acquired Assets.
“Loss” or “Losses” means any direct or indirect Liability, claim, loss, damage, Tax, deficiency, settlement, fine, cost, interest, award, judgment, penalty, charge or expense, including reasonable and documented attorneys’ and consultants’ fees and expenses, and including any out-of-pocket expenses incurred in connection with investigating, defending against or settling any of the foregoing.
“M&A Qualified Beneficiaries” shall have the meaning set forth in U.S. Treasury Regulation Section 54.4980B-9, Q&A-4(a).
“Non-Business Employees” means any Employee other than a Business Employee.
“Non-Copyable Technology” means Technology that is not Copyable Technology, including, for example, hardware, equipment, and mask works.
“Non-U.S. Government” means any non-U.S. government and any branches and instrumentalities, including departments, agencies, bureaus, commissions, boards, courts, corporations, offices and other entities or divisions thereof.
“Object Code” means one or more computer instructions in machine readable form (whether or not packaged in directly executable form), including any such instructions that are readable in a virtual machine, whether or not derived from Source Code, together with any partially compiled or intermediate code that may result from the compilation, assembly or interpretation of any Source Code.
“Open Source Materials” mean any Software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, or which is subject to any license meeting the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
“Order” means any writ, judgment, decree, award, ruling, injunction or similar order of any Governmental Entity, in each case whether preliminary or final.
“OSHA” means the Occupational, Safety and Health Act of 1970 and any regulations, decisions or orders promulgated thereunder, including any state or local Law, regulation or ordinance pertaining to worker, employee or occupational safety or health in effect as of the Closing Date or as thereinafter may be amended or superseded.
“Patent Application” means an application or filing for a Patent, including, provisional patent applications and regular patent applications, and claims of priority under any treaty or convention, anywhere in the world.
“Patents” means patents, statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions, and reexaminations thereof, and all rights therein provided by international treaties and conventions. Unless the context otherwise requires, the term “Patent” includes any Patent Application.
“Pension Plan” means each Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.
“Permitted Lien” means: (a) any Lien for Taxes not yet due or payable; (b) any statutory Lien arising in the ordinary course of business by operation of Law for amounts not yet due or payable; (c) mechanics', carriers', workmen's, repairmen's or other like liens arising or incurred in the ordinary course of business for amounts not delinquent; (d) easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property that do not materially affect the use or value of the asset; and (e) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, company, trust, unincorporated organization, Governmental Entity or other entity.
“Personally Identifiable Information” means any information that alone or in combination with other information held by any member of the Seller Group can be used to specifically identify a Person.

“Proceeding” means any action, suit, claim, complaint, investigation, litigation, arbitration or other, proceeding by or before any court or Governmental Entity, any arbitrator or other tribunal, but does not include any proceeding brought by a Governmental Entity relating to Taxes.

“Real Property” means real property together with all easements, licenses, interests and all of the rights arising out of the ownership thereof or appurtenant thereto and together with all buildings, structures, facilities, fixtures and other improvements thereon.
“Registered IPR” means any Intellectual Property Right that is subject to an application, filing or registration with any Governmental Entity (including the U.S. Patent and Trademark Office or the U.S.

Copyright Office), including any Patent, registered Trademark, or any registered Copyright, or any application for the registration or issuance of any of the foregoing.
“Release” means any release, spill, emission, leaking, pumping, injection, deposit, pouring, emptying, disposal, dumping, discharge, dispersal, leaching, escaping, emanation or migration in, into, or onto, or through the environment or any natural or man-made structure.
“Retained Technology” means, if any, copies of any Transferred Technology that is Copyable Technology and that is being used by Seller as of the date hereof in its business other than the Business.
“RoHS Directive” means the European Union Directive 2011/65/EU on the Restriction on the Use of Hazardous Substances, as amended, and all implementing Laws.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Segment Financial Statements” means the balance sheets and related statements of income of the Business as of and for the applicable referenced dates and periods.
“Seller Group” means Seller Parent and each of its direct or indirect subsidiaries (including Seller).
“Seller Parent” means Skullcandy, Inc., a Delaware corporation and parent of Seller.
“Seller Retained Environmental Liabilities” means any Liability, obligation, judgment, penalty, fine, cost or expense, of any kind or nature, or the duty to indemnify, defend or reimburse any Person with respect to: (a) the presence on or before the Closing Date of any Hazardous Material in the soil, groundwater, surface water, air or building materials of any Business Property (“Pre‑Existing Contamination”); (b) the migration at any time prior to or after the Closing Date of Pre-Existing Contamination to any other real property, or the soil, groundwater, surface water, air or building materials thereof; (c) any Hazardous Material Activity conducted on any Business Property prior to the Closing Date or otherwise occurring prior to the Closing Date in connection with or to benefit the Business (“Pre-Closing Hazardous Materials Activities”); (d) the exposure of any Person to Pre-Existing Contamination or to Hazardous Material in the course of or as a consequence of any Pre-Closing Hazardous Material Activity, without regard to whether any health effect of the exposure has been manifested as of the Closing Date; (e) the violation of any Environmental Law by Seller, a subsidiary of Seller, a member of the Seller Group, their agents, employees, predecessors in interest, contractors, invitees or licensees prior to the Closing Date in connection with the Business or in connection with any Pre-Closing Hazardous Materials Activities prior to the Closing Date; and (f) any actions or proceedings brought or threatened by any third party at any time with respect to any of the foregoing.
“Seller Excluded Technology” means any Technology owned by Seller that is not used in or necessary to the operation of the Business or with respect to the design, development, manufacture, marketing, selling, leasing, licensing, and distribution of Business Products and which is not delivered or disclosed to Buyer Group by Seller Group in accordance with this Agreement.
“Shared Business Confidential Information” means all material and information (including confidential Technology, customer and supplier lists, pricing information, marketing plans, market studies, client development plans, and business acquisition plans) that is confidential (whether or not specifically labeled or identified as “confidential”), or a Trade Secret, in any form or medium, to the extent related (but not exclusively) to, or used (but not exclusively) in the operation of, the Business or the Excluded Assets or Excluded Liabilities and known to the Transferred Employees or disclosed to Buyer by Seller in connection with the Transactions and that are not Residuals. Notwithstanding the foregoing, “Shared Business Confidential Information” does not include (a) information that was or has become generally available to the public other than as a result of disclosure by Buyer after the date hereof in breach of this Agreement, or (b) is independently developed by Buyer or any member of the Buyer Group after the Closing not in violation of this Agreement.
“Shared Contract” means each Contract of Seller or another member of the Seller Group relating in part to the Business, but not exclusively relating to the Business, and not otherwise listed on Section 1.1(c) of the Disclosure Letter as a Transferred Contract.
“Software” means computer software and code, including assemblers, applets, compilers, routines, modules, Source Code, Object Code, data (including image and sound data), design tools and user interfaces, in any form or format, however fixed, and any related documentation.
“Source Code” means one or more statements in human readable form, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language.
“Tangible Property” means, other than Technology, all furniture, fixtures, equipment (including motor vehicles), prototypes, masks, computer hardware, office equipment and apparatuses, tools, machinery and supplies, sales literature, catalogues, brochures, promotional literature, customer, supplier and distributor lists, art work, other marketing materials, brand-related assets and collateral and other tangible property (other than Inventory) of every kind owned or leased (wherever located and whether or not carried on the books and records), together with any express or implied warranty by the manufacturers, sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.
“Tax Return” means any U.S. federal, state, local, provincial and non-U.S. return, declaration, claim for refund, form, report, information return or similar statement or document, together with any amendments thereof and any schedule or other attachment thereto, filed or required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax.
“Tax”, or, collectively, “Taxes” means (a) any and all taxes, assessments and other similar charges, duties and impositions in the nature of taxes imposed by any Governmental Entity, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, capital, value added (“VAT”), goods and services, ad valorem, transfer (including real estate transfer), franchise, withholding, payroll, recapture, employment (including social security, unemployment, health, unemployment, workers’ compensation and pension insurance), escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.
“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, collection or imposition of Taxes.
“Technology” means Software, designs, design and manufacturing documentation (such as bill of materials, build instructions and test reports), schematics, algorithms, databases, lab notebooks, development and lab equipment, devices, know-how, inventions, invention disclosures (whether or not patentable and whether or not reduced to practice), inventor rights, reports, discoveries, developments, research and test data, models, circuit boards, gerber files, blueprints, ideas, compositions, quality records, engineering notebooks, models, processes, procedures, prototypes, patent records, manufacturing and product procedures and techniques, troubleshooting procedures, failure/defect analysis data, drawings, specifications, ingredient or component lists, formulae, plans, proposals, technical data, works of authorship, financial, marketing, customer and business data, pricing and cost information, business and marketing plans, selling information, marketing information, customer and supplier lists and information, confidential and proprietary information, and all other tangible embodiments, whether in electronic, written or other media, of Intellectual Property Rights and of any of the foregoing.
“Third Party Assignment Agreements” means any agreement with third parties assigning right, title or interest to the Transferred Patents.
“Third Party Expenses” means all fees and expenses incurred by or on behalf of any member of the Seller Group (and whether paid prior to, at or after the Closing Date) in connection with this Agreement and the Transactions, including, without duplication: (a) all legal, accounting, financial advisory, consulting, finders and all other fees and expenses of third parties incurred by any member of the Seller Group in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions; (b) any termination, pre-payment, balloon or similar fees or payments (including penalties) on account of outstanding Indebtedness of the Seller Group, or resulting from the early termination of Contracts, resulting from, or in connection with, the Transactions; (c) any bonus, severance, change-in-control payments or similar payment obligations (including payments with either “single-trigger” or “double-trigger” provisions) of the Seller Group to employees of the Business resulting from, or in connection with, the Transactions; and (d) any payments in connection with any change in control obligations resulting from or in connection with the Transactions.
“Trade Secrets” means all common law and statutory rights in any jurisdiction commonly known as “trade secrets” or that permit the holder of such right to limit the use or disclosure of its know-how and other confidential or proprietary technical, business, and other information.
“Trademarks” means rights in trademarks, service marks, trade dress, logos, trade names, corporate names, Internet Properties and other indicia of source or origin, and including all common law rights thereto, registrations and applications for registration thereof throughout the world, and all rights therein provided by international treaties and conventions.
“Transaction Documents” means (a) this Agreement, (b) the Ancillary Agreements, and (c) all other agreements, certificates and instruments to be executed by and between Buyer or one or more of its Affiliates, on the one hand, and Seller or one or more of its Affiliates, on the other hand, at or prior to the Closing pursuant to this Agreement or any of the Ancillary Agreements.
“Transactions” means the transactions contemplated by the Transaction Documents.
“Transfer Regulations” means any legislation in any member state of the European Union implementing Council Directive 2001/23/EC on the approximation of the Laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses.
“Transferred Contracts” means all Contracts identified on Schedule A-3, and all Contracts entered into after the date hereof that are used in, held for use in, or necessary for the operation of, the Business and that Buyer agrees in writing to assume as an Acquired Asset pursuant to Section 7.13.
“Transferred Copyrights” means the Copyrights owned by the Seller Group in (i) the Transferred Non-Copyable Technology, (ii) Software or other works of authorship included in the Transferred Technology, that is (a) used exclusively in the Business or (b) primarily related to the Business Products (including Copyrights in the documentation for the Business Products, and the Software, designs, drawings, and other materials included in, or used in the manufacture of, the Business Products), and (iii) the Software or other works of authorship listed on Schedule A-4 but in the case of each of (i), (ii) and (iii), excludes Copyrights included in the A38 Intellectual Property Rights and that are not included in any other Acquired Assets or Business Products.
“Transferred Employees” means those Business Employees who accept an offer of employment from Buyer as provided in Section 7.6.
“Transferred Intellectual Property Rights” means (i) the Transferred Patents, (ii) the Transferred Copyrights, (iii) the Transferred Trademarks, (iv) the Transferred Trade Secrets, (v) the Transferred Internet Properties, and (vi) the rights to enforce, and retain any damages for, the infringement or misappropriation of any of the foregoing and to register, prosecute, maintain or record any of such Intellectual Property Rights with any Governmental Entity after the Closing.
“Transferred Internet Properties” means those Internet Properties listed on Schedule A-5.
“Transferred Patents” means the Patents set forth on Schedule A-6, and all foreign counterparts, reissues, divisionals, renewals, extensions, continuations or continuations-in-part with respect thereto, and all Patents issuing therefrom, claiming priority thereto, or linked thereto by terminal disclaimer.
“Transferred Technology” means: (i) copies of any Copyable Technology owned by the Seller Group to the extent used in the Business including the development, manufacture, support, testing, sale, servicing, or operation of any Business Product, (ii) information (whether or not a Trade Secret) to the extent used in the Business and known to the Transferred Employees, and (iii) all of the Non-Copyable Technology used exclusively in the Business (“Transferred Non-Copyable Technology”); provided that the Transferred Technology does not include (i) Technology the rights to which are owned by a third party and which is licensed to Seller Group (unless the license thereto is a Transferred Contract), (ii) Technology the benefit of which is provided to Buyer under the Transition Services Agreement, or (iii) Infrastructure Assets that are generally commercially available.
“Transferred Trade Secrets” means all Trade Secrets owned by the Seller Group (i) embodied in or used in the development, manufacture, distribution, or support of the Business Products or Transferred Non-Copyable Technology, (ii) known to the Transferred Employees with respect to the Business, or (iii) otherwise related to the Business but in the case of each of (i), (ii) and (iii), excludes Trade Secrets included in the A38 Intellectual Property Rights and that are not included in any other Acquired Assets or Business Products.
“Transferred Trademarks” means the Trademarks set forth on Schedule A-7, and the goodwill of the Business appurtenant thereto or embodied thereby; provided, however, that “Transferred Trademarks” shall exclude the term “Skullcandy”.
“Transition Services Agreement” means a transition services agreement in the form of Exhibit F hereto.
“U.S. Government” means the federal government of the United States of America and any branches and instrumentalities, including departments, agencies, bureaus, commissions, boards, courts, corporations, offices and other entities or divisions thereof.
“WARN Act” means the Workers Adjustment, Retraining and Notification Act, 29 U.S.C. §2101, et. seq.

“WEEE Directive” means the European Union Directive 2012/19/EU on Waste Electrical and Electronic Equipment, as amended, and all implementing Laws.

LIST OF ADDITIONAL DEFINED TERMS

Term	Section
Acquired Assets	1.1
Acquirer	8.2(c)
Agreement	Preamble
Allocation Schedule	3.2(a)
Antitrust Regulations	4.3
Assignable Shared Contracts	1.7(a)
Assumed Liabilities	1.3
Business Governmental Authorizations	1.1(d)
Business Leasehold Property	4.9(b)
Business Tangible Property	1.1(l)
Buyer	Preamble
Buyer Group	2.3(a)
Buyer Relocation Deadline	1.8(a)
Change of Control	8.2(c)
Claim Amount	10.7(a)
Closing	2.1
Closing Date	2.1
Conflict	4.3
Consultant Proprietary Information Agreement	4.10(h)
Disclosure Letter	Article IV
Effect	Annex A
Employee Proprietary Information Agreement	4.10(h)
Enforceability Limitations	4.2
ERISA Affiliates	4.16(b)
Escrow Fund	10.8(a)
Escrow Period	10.8(b)
Excluded Assets	1.2
Excluded Liabilities	1.3(a)
Excluded Seller Facility	1.8(a)
Export Approvals	4.24(a)
Fall Away Date	8.2(c)
First Extension	11.1(b)
Funded International Employee Plan	4.16(g)
Guarantor	7.14
Initial Distribution Date	10.8(b)
In-Licenses	4.10(k)
IP Assignment Agreements	2.2(a)(v)
IP Licenses	4.10(k)
Knowledge	10.4
Licensed Cushion Design	6.1(a)
Local Asset Transfer Agreements	1.5
Material Contracts	4.8(a)
Multiemployer Plan	4.16(d)
Non-Assignable Assets	1.6(b)
Non-Paying Party	7.7(a)
Objection Notice	10.7(b)
Objection Period	10.7(a)

Out-Licenses	4.10(k)
Paying Party	7.7(a)
Post-Closing Buyer Facility	1.8(a)
Pre-Closing Hazardous Materials Activities	Annex A
Pre‑Existing Contamination	Annex A
Purchase Price	3.1
Return Obligations	1.3(c)
Restricted Business	8.2
Restricted Territory	8.2
Seller	Preamble
Seller Relocation Deadline	1.8(a)
Seller Excluded Technology	Annex A
Service Obligations	1.3(d)
Specified Officers of Buyer	Annex A
Specified Officers of Seller	Annex A
Spin-Out	6.4(b)
Standard Form Agreements	4.10(k)
Straddle Period Tax	7.7(a)
Survival Date	10.1
Termination Date	11.1(b)
Third-Party Claim	10.7(c)(i)
Top Customers	4.20(a)
Top Suppliers	4.20(b)
Transfer Taxes	3.2(c)
Transferred Lease Agreement	1.1(b)
Transferred Non-Copyable Technology	Annex A
Transferred Registered IPR	4.10(b)
Unaudited Interim Segment Financial Statements	7.8(a)
Unaudited 2015/2016 Financial Statements	4.5
Unaudited Monthly Financial Statements	4.5
Unaudited Financial Statements	4.5
Uninvoiced Obligations	1.3(b)
Unresolved Claims	10.8(b)
VAT	Annex A
Warranty Obligations	1.3(b)

B4695640.6